Exhibit 99.2

Consolidated Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

As at December 31, 2018 and 2017

And for the years ended December 31, 2018 and 2017

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the consolidated financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Stuart Brown”	“Perry Ing”
Stuart Brown	Perry Ing
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

March 20, 2019

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MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2018. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

March 20, 2019

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MOUNTAIN PROVINCE DIAMONDS INC.

REPORT OF independent REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Mountain Province Diamonds Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Mountain Province Diamonds Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive (loss) income, equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 20, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 1999.

Toronto, Canada

March 20, 2019

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MOUNTAIN PROVINCE DIAMONDS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Mountain Province Diamonds Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Mountain Province Diamonds Inc.’s (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of comprehensive (loss) income, equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated March 20, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing under the heading Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2018. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 20, 2019

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Balance Sheets

Expressed in thousands of Canadian dollars

		December 31,	December 31,
	Notes	2018	2017
ASSETS
Current assets
Cash		$30,708	$43,129
Amounts receivable	5	2,478	2,679
Prepaid expenses and other		1,269	3,464
Inventories	7	102,261	82,173
		136,716	131,445

Reclamation deposit		250	-
Derivative assets	14	1,670	963
Property, plant and equipment	8	841,241	662,658

Total assets		$979,877	$795,066

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	16	$48,295	$34,615
Derivative liabilities	14	653	-
Income taxes payable	17	574	-
		49,522	34,615

Secured notes payable	10	408,144	396,509
Decommissioning and restoration liability	9	54,922	29,200
Deferred income tax liabilities	17	3,174	-

Shareholders' equity:
Share capital	12	629,796	475,624
Share-based payments reserve	12	6,750	5,549
Deficit		(173,765)	(146,431)
Accumulated other comprehensive income		1,334	-

Total shareholders' equity		464,115	334,742

Total liabilities and shareholders' equity		$979,877	$795,066

Commitments and contingencies	10, 15 & 16
Subsequent event	14

On behalf of the Board:

“David Whittle”	“Jonathan Comerford”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Comprehensive (Loss) Income

Expressed in thousands of Canadian dollars

		Year ended	Year ended
	Notes	December 31, 2018	December 31, 2017

Sales		$310,969	$170,108
Cost of sales:
Production costs		117,908	64,420
Cost of acquired diamonds		32,611	8,940
Depreciation and depletion		79,419	44,615

Earnings from mine operations		81,031	52,133
Exploration and evaluation expenses		8,204	472
Selling, general and administrative expenses	13	14,439	15,593

Operating income		58,388	36,068
Net finance expenses	11	(40,564)	(52,219)
Derivative (losses) gains	14	(247)	3,178
Foreign exchange (losses) gains		(32,474)	30,035
Other income		81	90

(Loss) income before taxes		(14,816)	17,152
Current income taxes	17	(1,148)	-
Deferred income taxes	17	(2,970)	-
Total income taxes	17	(4,118)	-
Net (loss) income for the year		$(18,934)	$17,152

Other Comprehensive Income
Items that will not be reclassified subsequently to profit and loss:
Change in fair value of equity securities	6	1,334	-
Other comprehensive income		1,334	-
Total comprehensive (loss) income for the year		$(17,600)	$17,152

Basic and diluted (loss) earnings per share	12(iv)	$(0.10)	$0.11

Basic weighted average number of shares outstanding		195,968,588	160,189,858
Diluted weighted average number of shares outstanding		195,968,588	161,024,354

The accompanying notes are an integral part of these consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Equity

Expressed in thousands of Canadian dollars, except for the number of shares

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2017		159,818,833	$472,995	$5,019	$(163,583)	$-	$314,431
Net income for the year		-	-	-	17,152	-	17,152
Issuance of common shares – exercise of options	12(iii)	355,000	1,577	-	-	-	1,577
Fair value of options exercised from share-based payments reserve		-	538	(538)	-	-	-
Share-based payment		-	-	1,582	-	-	1,582
Issuance of common shares – restricted share unit		79,668	514	(514)	-	-	-
Balance, December 31, 2017		160,253,501	$475,624	$5,549	$(146,431)	$-	$334,742
Net loss for the year		-	-	-	(18,934)	-	(18,934)
Share-based payment		-	-	1,685	-	-	1,685
Issuance of common shares - restricted share units	12(iii)	111,668	484	(484)	-	-	-
Share issuance to acquire Kennady Diamonds Inc.	6	49,737,307	153,688	-	-	-	153,688
Dividends declared and paid	12(ii)	-	-	-	(8,400)	-	(8,400)
Other Comprehensive Income:
Financial assets at fair value through other comprehensive income
Gain on equity securities	6	-	-	-	-	1,334	1,334
Balance, December 31, 2018		210,102,476	$629,796	$6,750	$(173,765)	$1,334	$464,115

The accompanying notes are an integral part of these consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Cash Flows

Expressed in thousands of Canadian dollars

	Year ended	Year ended
	December 31, 2018	December 31, 2017
Cash provided by (used in):
Operating activities:
Net (loss) income for the year	$(18,934)	$17,152

Adjustments:
Net financing expenses	40,564	52,219
Depreciation and depletion	79,441	44,634
Share-based payment expense	1,685	1,582
Derivative losses (gains)	247	(3,178)
Foreign exchange losses (gains)	32,474	(30,035)
Current income taxes	1,148	-
Deferred income taxes	2,970	-
Income taxes paid	(574)	-
	139,021	82,374
Changes in non-cash operating working capital:
Amounts receivable	842	(643)
Prepaid expenses and other	2,314	(2,146)
Inventories	(15,633)	(53,534)
Accounts payable and accrued liabilities	9,359	16,600
	135,903	42,651
Investing activities:
Restricted cash	-	83,878
Pre-production sales capitalized	-	67,493
Interest income	582	1,081
Capitalized interest paid	-	(5,451)
Purchase of property, plant and equipment	(76,062)	(105,824)
Cash acquired and transaction costs on asset acquisition of Kennady Diamonds Inc.	(4,193)	-
	(79,673)	41,177
Financing activities:
Loan facility proceeds	-	32,403
Repayment of loan facility	-	(458,888)
Secured notes payable	-	424,365
Repurchase of secured notes	(26,366)	-
Financing costs	(33,371)	(48,150)
Payment of dividends	(8,400)	-
Proceeds from option exercises	-	1,577
	(68,137)	(48,693)

Effect of foreign exchange rate changes on cash	(514)	1,150
(Decrease) increase in cash	(12,421)	36,285
Cash, beginning of year	43,129	6,844
Cash, end of year	$30,708	$43,129

The accompanying notes are an integral part of these consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

1.	Nature of Operations

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories. On April 13, 2018, the Company completed the asset acquisition of Kennady Diamonds Inc. (formerly KDI.V on the TSX Venture exchange), which included 100% of the mineral rights of the Kennady North Project (“KNP”).

Effective March 1, 2017, the GK Mine declared commercial production for accounting purposes.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ under the symbol ‘MPVD’.

The underlying value and recoverability of the amounts shown as “Property, Plant and Equipment” (Note 8) are dependent upon future profitable production and proceeds from disposition of the Company’s mineral properties.

KNP is involved in the exploration, discovery, evaluation and development of diamond properties in Canada’s Northwest Territories. The underlying value and recoverability of amounts shown as “Mineral Properties” is dependent upon the ability of the Company to discover economically recoverable reserves, to have successful exploration, permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover and develop economically recoverable reserves will require the Company to write off costs capitalized to date.

Authorization of Financial Statements

These consolidated financial statements were approved by the Board of Directors on March 20, 2019.

2.	BASIS OF PRESENTATION

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The policies set out below were consistently applied to all the periods presented.

These financial statements were prepared under the historical cost convention, as modified by the revaluation of equity securities and derivative assets and liabilities and are presented in thousands of Canadian dollars.

The consolidated financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)
•	Kennady Diamonds Inc. (100% owned) (from the date of acquisition – See Note 6)

The Company’s interest in the GK Mine is held through 2435386 Ontario Inc. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2018 and 2017 and

For the Years Ended December 31, 2018 and 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The Company has determined that its interest in the GK Mine through its joint arrangement is a joint operation under IFRS 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s interest in the GK Mine is bound by a contractual arrangement establishing joint control over the mine through required unanimous consent of the Company and De Beers Canada Inc. (“De Beers” or the “Operator”, and together with the Company, the “Participants”) for strategic, financial and operating policies of the GK Mine. The GK Mine management committee has two representatives of each of the Company and De Beers. The Participants have appointed De Beers as the operator of the GK Mine.

3.	Significant accounting policies

(i)	Foreign currency

The functional currency of the Company and its subsidiaries is the Canadian Dollar.

In preparing the consolidated financial statements, transactions in currencies other than the Company’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are re-translated at the rates prevailing at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Exchange differences are recognized in profit or loss in the period in which they arise and presented in the consolidated statements of comprehensive (loss) income.

(ii)	Share-based payments

The Company maintains a Restricted Share Unit (“RSU”), Deferred Share Unit (“DSU”) and stock option plan for employees, directors, and other qualified individuals.

Equity-settled transactions, which include RSUs, DSUs and stock options, are measured by reference to their fair value at the grant date. The fair value for RSU’s is determined using the market value of the share price, as listed on the TSX, at the close of business at the grant date. The fair value for stock options is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of options. The Company believes this model adequately captures the substantive features of the option awards, and is appropriate to calculate their fair values. The fair value determined for both RSUs and stock options at grant date is recognized over the vesting period in accordance with the vesting terms and conditions, with a corresponding increase to share-based payments reserve.

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed in profit or loss over the vesting period, if any, which is the period during which the employee becomes unconditionally entitled to equity instruments. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest, if any.

(iii)	Income taxes and deferred taxes

The income tax expense or benefit for the year consists of two components: current and deferred.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the Consolidated Statements of Comprehensive Income because of items of income or expenses that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, loss carryforwards and tax credit carryforwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carryforwards, and tax credit carryforwards can be utilized, a deferred tax asset is not recognized.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity, respectively.

(iv)	Mineral properties and exploration and evaluation costs and development costs

Exploration and evaluation (“E&E”) costs are those costs required to find a mineral property and determine commercial viability and technical feasibility. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Exploration and evaluation costs consist of:

•	gathering exploration data through topographical and geological studies;
•	exploratory drilling, trenching and sampling;
•	determining the volume and grade of the resource;
•	test work on geology, metallurgy, mining, geotechnical and environmental; and
•	conducting and refining engineering, marketing and financial studies.

Costs in relation to these activities are expensed as incurred until such time that the technical feasibility and commercial viability of extracting the mineral resource are demonstrable. At such time, mineral properties are assessed for impairment, and an impairment loss, if any, is recognized, and future development costs will be capitalized to assets under construction.

The key factors management used in determining technical feasibility and commercial viability were the following;

•	completion of a feasibility study;
•	obtaining required permits to construct the mine;
•	completion of an evaluation of the financial resources required to construct the mine;
•	availability of financial resources necessary to commence development activities to construct the mine; and
•	management’s determination that a satisfactory return on investment, in relation to the risks to be assumed, is likely to be obtained.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property.

(v)	Commencement of commercial production

There are a number of quantitative and qualitative measures the Company considers when determining if conditions exist for the transition from pre-commercial production to commencement of commercial production of an operating mine, which include:

•	all major capital expenditures have been completed to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management;
•	mineral recoveries are at or near expected production levels;
•	the ability to sustain ongoing production of ore; and
•	the ability to operate the plant as intended, achieving 30 days at an average of 70% design capacity.

The list of measures is not exhaustive and management takes into account the surrounding circumstances before making any specific decision.

(vi)	Impairment of non-financial assets

The carrying value of the Company’s capitalized property, plant and equipment, and evaluation and exploration assets are assessed for impairment when indicators of potential impairment are identified to exist. If any indication of impairment is identified, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs of disposal for the asset and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or the Company’s other group of assets. The Company has determined that it has two CGUs.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to profit or loss so as to reduce the carrying amount to its recoverable amount.

(vii)	Capitalized interest

Interest costs for qualifying assets are capitalized. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in development or construction stages. Capitalized interest costs are considered an element of the cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings.

(viii)	Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation, applying a pre-tax risk-free discount rate. The increase in the provision due to passage of time is recognized as accretion expense. The Company does not have any provisions as of December 31, 2018 and 2017 other than the provision for decommissioning and restoration associated with the property, plant and equipment.

The Company records as decommissioning and restoration liability the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred. The nature of these decommissioning and restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligation generally arises when the asset is installed or the ground and/or environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized if the Company has a related asset on its balance sheet, or expensed. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and is added to inventory, and then in production costs as inventory is sold. Over time, the discounted liability is increased for the change in present value. The periodic unwinding of the discount is recognized in profit or loss as a finance cost called “accretion expense on decommissioning and restoration liability”. Additional disturbances or changes in rehabilitation costs will be recognized as additional capitalized costs (or exploration and evaluation expense depending on whether there was a related asset when the liability was initially recognized) and additional decommissioning and restoration liability when they occur. If it is determined that the expected costs for decommissioning and restoration are reduced, the change in the present value of the reduction is recorded as a reduction in the capitalized costs (expensed), and a reduction of the decommissioning and restoration liability.

(ix)	Loss or earnings per share

Basic loss or earnings per share is calculated by dividing loss or earnings attributable to common shares divided by the weighted average number of shares outstanding during the year.

Diluted loss or earnings per share is calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options. The denominator is increased by the weighted average number of common shares outstanding after adjustment for the effects of all dilutive potential common shares.

Page | 16

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(x)	Revenue recognition

The Company utilizes a sales agent to facilitate the sale of rough and/or fancies and specials diamonds to the end-customer. The Company recognizes revenue when consideration has been received by the Company’s sales agent, which represents the completion of the performance obligation of the Company and when control is passed to the customer.

As outlined in the joint venture agreement between the Company and De Beers Canada, fancies and specials diamonds produced at the GK mine are subject to a bid process. When De Beers is the successful bidder, the Company recognizes 49% of the bid price as revenue at the completion of the bid process, as De Beers receives the fancies and specials diamonds and the Company is paid immediately for its share by De Beers.

(xi)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary to put the asset into use, as well as the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Replacement cost, including major inspection and overhaul expenditures are capitalized for components of property, plant and equipment, which are accounted for separately.

Development costs are capitalized under assets under construction. Expenditures, including engineering to design the size and scope of the project, environmental assessment and permitting and borrowing costs are capitalized to assets under construction.

Amortization is provided on property, plant and equipment. Amortization is calculated so as to allocate the cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and amortization method are reviewed at the end of each annual reporting period. Mineral properties are not amortized until the properties to which they relate are placed into commercial production, at which time the costs will be amortized on a unit-of-production method following commencement of commercial production. Assets under construction are not amortized; rather costs are deferred until the asset is ready for use, at which point the deferred amount is transferred to the appropriate asset category and amortized as set out below.

The Company has changed its estimate of the useful life of the earthmoving equipment category within property, plant and equipment to better reflect the pattern of consumption being the straight line over the shorter of remaining life of the mine or life of the asset, rather than estimated hours. This change has been applied prospectively. This change in estimate did not result in a material difference to the depreciation in the current period. It is estimated it will not have a material impact on future periods’ depreciation.

The Company has changed its estimate of the basis for units of production over proven and probable reserves from carats recovered to ore treated. This change has been applied prospectively to better reflect the pattern of consumption over the remaining life of mine. This change only affects the production and related equipment, general infrastructure, mineral properties and deferred stripping categories within property, plant and equipment.

Upon entering commercial production stage, capitalized costs associated with the acquisition of the mineral property or the development of the mine, are amortized using the various methods based in the asset categories as follows:

Corporate assets	two to seven years, straight line
Vehicles	three to five years, straight line
Production and related equipment	units of production over proven and probable reserves
General infrastructure	units of production over proven and probable reserves
Earthmoving equipment	straight line over shorter of life of mine or life of the asset
Mineral properties	units of production over proven and probable reserves
Assets under construction	not depreciated until ready for use

Page | 17

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(xii)	Inventories

Inventories are recorded at the lower of cost and net realizable values. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion. An impairment adjustment is made when the carrying amount is higher than the net realizable value.

Rough diamonds classified as finished goods comprise diamonds that have been subject to the sorting process. Cost is determined on a weighted average cost per carat basis including production costs and value-added processing activity. As outlined in the joint venture agreement between the Company and De Beers Canada, fancies and special diamonds produced at the GK Mine are subject to a bid process. Upon a successful bid by the Company, the fancies and specials diamonds will be included in inventories and 51% of the bid amount will be paid to De Beers and capitalized to the cost of inventory. Cost for fancies and specials diamonds is determined on a weighted average cost basis including production costs and value-added processing activity plus the direct cost of acquiring the fancies and specials diamonds from De Beers.

Stockpiled ore represents coarse ore that has been extracted from the mine and is available for future processing. Stockpiled ore value is based on costs incurred in bringing ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.

Supplies inventory are consumable materials which are measured at the lower of weighted average cost and net realizable value.

(xiii)	Capitalized stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of removing overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as mine development costs. These amounts were capitalized under assets under construction.

It may be also required to remove waste materials and to incur stripping costs during the production phase of the mine. The Company recognizes a stripping activity asset if all of the below conditions are met:

•	It is probable that the future economic benefit (improved access to the component of the ore body) associated with the stripping activity will flow to the Company.
•	The Company can identify the component of the ore body for which access has been improved.
•	The costs relating to the stripping activity associated with that component can be measured reliably.

The Company measures the stripping activity at cost based on an accumulation of costs incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable costs. The waste to ore strip ratio projected for the life of the specific orebody must be exceeded for the costs to be capitalized as stripping costs.

After initial recognition, the stripping activity asset is carried at cost less depreciation and impairment losses in the same way as the existing asset of which it is a part.

The stripping activity asset is depreciated over the expected useful life of the identified components of the ore body that becomes more accessible as a result of the stripping activity using the units of production method.

Page | 18

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(xiv)	New accounting policies adopted in the current year

(a) Financial instruments

The Company has adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”), as of January 1, 2018. IFRS 9 has replaced IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. There are differences between IFRS 9 and IAS 39, however, most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities, including the accounting for the embedded derivative related to the secured notes payable, is unchanged.

As a result of the adoption of IFRS 9, the Company has changed its accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any financial assets on transition date. The main area of change is the accounting for cash previously classified as fair value through profit and loss.

The following is the Company’s new accounting policy for financial instruments under IFRS 9.

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Asset/Liability	Original classifciation IAS 39	New classification IFRS 9
Cash	FVTPL	Amortized cost
Equity securities	Available-for-sale	FVTOCI
Amounts receivable	Loans and receivables	Amortized cost
Derivative assets	FVTPL	FVTPL
Accounts payable and accrued liabilities	Other liabilties	Amortized cost
Secured notes payable	Other liabilties	Amortized cost

The Company is not required to restate prior periods. The adoption of IFRS 9 resulted in no change to the opening accumulated deficit on January 1, 2018.

The Company’s cash consists of balances with banks.

The Company had no held-to-maturity financial assets at December 31, 2018 and 2017.

Page | 19

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income.

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value, plus transaction costs, and subsequently carried at amortized cost less any impairment. Financial liabilities carried at amortized cost utilize the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive (loss) income in the period in which they arise.

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive (loss) income. However, gains and losses on derecognition of financial assets classified as FVTOCI are reclassified to retained earnings (deficit) as a reclassification within equity.

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of comprehensive (loss) income.

(b) Foreign currency transactions and advance consideration

In December 2016, the IASB issued IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” (“IFRIC 22”). IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018 and permits early adoption. IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of the advance consideration. The adoption of IFRIC 22 did not have an effect on the consolidated financial statements for the period.

Page | 20

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(xv)	Standards and amendments to existing standards

At the date of authorization of these financial statements, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Leases

On January 13, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations and requires companies to bring most leases on balance sheet. The significant change will affect the accounting treatment of leases currently classified as operating leases. The new standard is effective for annual periods beginning on or after January 1, 2019. The Company has concluded that the adoption of IFRS 16 will have an increase in lease liabilities, representing the present value of future payments under arrangements currently classified as operating leases, along with a corresponding increase in property, plant and equipment. Upon increasing property, plant and equipment, there will be an impact on the statement of comprehensive (loss) income, with an increase to depreciation, depletion and finance costs rather than operating expenses. There will be an impact on the statement of cash flows with an increase to financing activities rather than operating activities. Management believes the quantitative impact of this adoption will not be material.

Uncertainty over income tax treatments

On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. IFRIC 23 is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. Management concludes there will be no material impact on the effect of adopting IFRIC 23 on the consolidated financial statements for annual periods beginning January 1, 2019.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments and/or estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. The key areas where judgments, estimates and assumptions have been made are summarized below.

i)	Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies are:

a)	Impairment analysis – property, plant and equipment and evaluation and exploration assets

As required under IAS 36 and IFRS 6, the Company reviews its property, plant and equipment and its evaluation and exploration assets for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment was that as at December 31, 2018 no indicator of an impairment in the carrying value of its property, plant and equipment and evaluation and exploration assets had occurred. The Company assessed for impairment as at December 31, 2017, but determined no impairment existed.

Page | 21

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

ii)	Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)           Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties. This will also impact the carrying value of the decommissioning and restoration liability and future depletion charges.

b)           Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly. Significant assumptions exist for the determination of what constitutes decommissioning and restoration. Judgment has been applied by management to determine which decommissioning and restoration costs have been appropriately capitalized to inventory, based on the nature of the costs incurred upon reaching commercial production.

Page | 22

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

c)           Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts which include taxable profits, it is probable that they will be realized. Significant judgement is involved in determining when an adequate track record has been established to support the accuracy of the assumptions related to the forecasts of taxable profits.

d)            Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Kennady Diamonds Inc. on April 13, 2018 did not meet the criteria for accounting as a business combination (Note 6).

5.	AMOUNTS RECEIVABLE

	December 31,	December 31,
	2018	2017
Sales receivable	$180	$-
GST/HST receivable	1,247	2,068
Other receivable	1,051	611
Total	$2,478	$2,679

6.	ACQUISITION OF KENNADY DIAMONDS INC.

On January 29, 2018, the Company announced a definitive arrangement agreement pursuant to which the Company would acquire all of the issued and outstanding shares of Kennady Diamonds Inc. (“Kennady”) by way of a court-approved plan of arrangement (the “Transaction”). Under the terms of the Transaction, Kennady shareholders would receive 0.975 of a Mountain Province common share for each Kennady common share. During the three-month period ended March 31, 2018, the Company obtained 3,000,000 Kennady shares, by way of a private placement. On April 9, 2018, approval of the Transaction was obtained from both Mountain Province and Kennady shareholders. On April 11, 2018, final approval of the Ontario Superior Court of Justice for the proposed transaction took place. On April 13, 2018, after all conditions precedent were satisfied, the Transaction was closed. Kennady shareholders received 49,737,307 shares of Mountain Province for 51,012,599 shares of Kennady. The transaction was valued based on the share price of the Company on April 13, 2018.

Until April 13, 2018, the 3,000,000 shares of Kennady obtained were held as equity securities. During the year ended December 31, 2018, the Company recognized a realized gain of $1,334, net of income taxes, related to the fair value adjustment of its equity securities. All equity securities owned by the Company are classified as FVTOCI, with fair value gains, net of income taxes, of $1,334 recorded in other comprehensive income for the year ended December 31, 2018. All $1,334 recorded in other comprehensive income arose by April 13, 2018 as a result of the acquisition.

Page | 23

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The acquisition of Kennady Diamonds Inc. is considered an asset acquisition, and not a business combination in accordance with IFRS 3. The following table summarizes the fair value of the consideration transferred to the Kennady shareholders and the final estimates of the fair values of identified assets acquired and liabilities assumed.

The purchase price allocation and the net assets acquired were as follows:

Purchase price:
Common shares issued	$153,688
Purchase of equity securities prior to April 13, 2018	9,038
Company transaction costs	4,247
Total	$166,973

Net assets acquired:
Assets
Cash	$54
Amounts receivable	641
Prepaid expenses	119
Reclamation deposit	250
Property, plant and equipment	168,609
Liabilities
Accounts payable and accrued liabilities	(2,527)
Decommissioning and restoration liability	(173)
Total	$166,973

7.	INVENTORIES

	December 31,	December 31,
	2018	2017
Ore stockpile	$17,714	$19,972
Rough diamonds	56,300	45,999
Supplies inventory	28,247	16,202
Total	$102,261	$82,173

Depreciation and depletion included in inventories at December 31, 2018 is $21,519 (2017 - $17,225).

The amount of inventory expensed approximates cost of sales with respect to production costs incurred, and the cost of acquired diamonds.

Included in production costs for the year ended December 31, 2018 are the Company’s 49% share of payroll and employee benefits for staff of the GK Mine of $34,017 (2017 - $15,037).

Page | 24

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

8.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at December 31, 2018 and 2017 are as follows:

	Property,	Assets under	Property,	Exploration and	Assets under
	plant and equipment GK	construction GK	plant and equipment KNP	evaluation assets KNP	construction KNP	Total
Cost
At January 1, 2017	$91,936	$590,680	$-	$-	$-	$682,616
Decommissioning and restoration adjustment	2,979	-	-	-	-	2,979
Additions/transfers*	612,484	(566,701)	-	-	-	45,783
At December 31, 2017	707,399	23,979	-	-	-	731,378
Decommissioning and restoration adjustment	23,553	-	-	-	-	23,553
Additions/transfers*	89,154	(19,085)	90	166,947	1,564	238,670
At December 31, 2018	$820,106	$4,894	$90	$166,947	$1,564	$993,601

Accumulated depreciation
At January 1, 2017	$(6,563)	$-	$-	$-	$-	$(6,563)
Depreciation	(62,157)	-	-	-	-	(62,157)
At December 31, 2017	(68,720)	-	-	-	-	(68,720)
Depreciation and depletion	(83,630)	-	(10)	-	-	(83,640)
At December 31, 2018	$(152,350)	$-	$(10)	$-	$-	$(152,360)

Carrying amounts
At December 31, 2017	$638,679	$23,979	$-	$-	$-	$662,658
At December 31, 2018	$667,756	$4,894	$80	$166,947	$1,564	$841,241

*Included in the additions of assets under construction for the year ended December 31, 2018 is $Nil (2017 - $10,168) of borrowing and other costs and is net of $Nil (2017 - $67,493) of pre-production sales. Amounts were transferred to their appropriate asset class upon the declaration of commercial production. On April 13, 2018, KNP assets were acquired at their fair value for share consideration of the Company. Please see Note 6 for further details. Included in additions of property, plant and equipment for GK is $32,776 (2017 - $2,777) related to deferred stripping.

The Company’s primary project, the 49% owned GK Mine, declared commercial production on March 1, 2017. Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine.

On April 13, 2018, KNP mineral asset rights under the KNP were acquired. Kennady is involved in the exploration, discovery, evaluation and development of diamond properties in Canada’s Northwest Territories.

Page | 25

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

9.	Decommissioning and restoration liability

The decommissioning and restoration liability is the addition of the liabilities for both for the GK Mine and the Kennady North Project, which are broken down separately below.

The GK Mine decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Expected undiscounted cash flows	$56,122	$30,045
Discount rate	2.18%	2.26%
Inflation rate	1.95%	1.99%
Periods	2029	2028

The Kennady North Project mine decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2018:

December 31, 2018
Expected undiscounted cash flows	$175
Discount rate	1.86%
Inflation rate	1.95%
Periods	2021

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

During the year ended December 31, 2018, the decommissioning and restoration liability was increased by $24,892 (2017 - $4,372) for a change in estimate, reflecting primarily an increase in estimated reclamation and restoration costs due to the construction work completed at the GK mine site, the mining operations on the property, and a decrease in estimated reclamation and restoration costs due minimal construction and exploration work performed at the KNP mine site.

The continuity of the decommissioning and restoration liability at December 31, 2018 and 2017 is as follows:

	GK Mine	KNP	Total
Balance, at January 1, 2017	$24,266	$-	$24,266
Change in estimate of discounted cash flows	4,372	-	4,372
Accretion recorded during the year	562	-	562
Balance, at December 31, 2017	$29,200	$-	$29,200
Addition of balance at the time of KDI acquisition (Note 6)	-	173	173
Change in estimate of discounted cash flows	24,900	(8)	24,892
Accretion recorded during the year	656	1	657
Balance, at December 31, 2018	$54,756	$166	$54,922

Page | 26

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

10.	secured notes payable

On December 11, 2017, the Company completed an offering of US$330 million aggregate principal amount of senior secured notes, secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes were sold at 97.992% of par, resulting in total proceeds of US$323.4 million. The secured notes pay interest in semi-annual instalments on June 15 and December 15 of each year, commencing on June 15, 2018, at a rate of 8.00% per annum, and mature on December 15, 2022. The Company incurred transaction costs of approximately $10 million, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method. The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

During the year ended December 31, 2018, the Company repurchased US$20.1 million ($26.4 million) of outstanding secured notes. During the year ended December 31, 2017, no repurchases were made.

As at December 31, 2018, the Company has an obligation for US$309.9 million or $422.3 million Canadian dollar equivalent from the secured notes payable.

	December 31,	December 31,
	2018	2017
Total outstanding secured notes payable	$422,262	$414,843
Less: unamortized deferred transaction costs and issuance discount	14,118	18,334
Total secured notes payable	$408,144	$396,509

The secured notes payable is carried at amortized cost on the consolidated balance sheet.

Despite the repurchase of US$20.1 million secured notes payable, during the year ended December 31, 2018, due to the relative weakening of the Canadian dollar as compared to the U.S. dollar, an unrealized foreign exchange translation caused the secured notes payable balance to increase over the amount as at December 31, 2017.

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives and are outlined below. The Company may redeem the secured notes:

•	during each of the two twelve-month periods commencing on December 11, 2017, in an amount not to exceed 10% of the aggregate principal amount of the secured notes at a redemption price equal to 103% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	at any time and from time to time prior to December 15, 2019, in an aggregate principal amount not to exceed 40% of the aggregate principal amount of the secured notes, with the proceeds of one or more qualifying equity offerings, at a redemption price equal to 108% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2019 at a redemption price equal to 104% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;

Page | 27

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

•	in whole or in part at any time during the twelve-month period beginning on December 15, 2020 at a redemption price equal to 102% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption; and
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

Revolving Credit Facility

Concurrent with the closing of the Notes offering, the Company entered into an undrawn US$50 million first ranking lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF has a term of three years and the Company is subject to a quarterly commitment between 0.9625% and 1.2375%, depending on certain leverage ratio calculations at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum is charged for the number of days the funds are outstanding, based on certain leverage ratio calculations at the time. As at December 31, 2018, the RCF remained undrawn. The RCF is subject to several financial covenants, in order to remain available. The following financial covenants are calculated on a quarterly basis:

•	Total leverage ratio of less than or equal to 4.50:1 calculated as total debt divided by EBITDA, up to and including December 31, 2019; and 4:1, thereafter until the maturity date.
•	A ratio of EBITDA to interest expense no less than 2.25:1; and
•	A tangible net worth that is no less than 75% of the tangible net worth as reflected in the September 30, 2017 financial statements provided to the administrative agent as a condition precedent to closing, plus 50% of the positive net income for each subsequent quarter date.
•	Permitted distributions are subject to the Company having a net debt to EBITDA ratio of less than or equal to 2.75:1 in 2018, 2.25:1 in 2019, and 1.75:1 in 2020. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement.

The Company is in compliance with all financial covenants as at December 31, 2018.

11.	net finance expenses

	Year ended	Year ended
	December 31, 2018	December 31, 2017
Interest income	$582	$1,081
Accretion expense on decommissioning and restoration liability	(657)	(562)
Interest expense	(34,628)	(30,419)
Amortization of deferred financing costs	(4,216)	(20,790)
Other finance costs	(1,645)	(1,529)
	$(40,564)	$(52,219)

Finance costs include interest expense calculated using the effective interest method, adjusted for interest paid on interest rate swaps and foreign exchange on the interest paid and accrued. These financing costs, until the declaration of commercial production had been capitalized to assets under construction.

Page | 28

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

12.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value.

There is no other class of shares in the Company.

ii.	Share capital

The number of common shares issued and fully paid as at December 31, 2018 is 210,102,470. There are no shares issued but not fully paid. As part of the Transaction which took place on April 13, 2018 to acquire all of the outstanding shares of Kennady, 49,737,307 shares of the Company were issued.

In the year ended December 31, 2018, the Company declared and paid a dividend of $0.04 per common share totalling $8,400.

iii.	Stock options, RSUs, DSUs and share-based payments reserve

On June 21, 2016, the Company, through its Board of Directors and shareholders, adopted a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option, RSU and DSU awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to qualified persons and employees of the Company to maximums identified in the Plan.

As at December 31, 2018, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 21,010,248 shares, and there were 17,511,251 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	December 31, 2018		December 31, 2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	3,640,000	$4.40	3,020,000	$4.68
Granted during the year	240,000	3.30	1,110,000	3.69
Exercised during the year	-	-	(355,000)	4.44
Expired during the year	(750,000)	5.00	(135,000)	4.84
Balance at end of the year	3,130,000	$4.17	3,640,000	$4.40
Options exercisable at the end of the year	2,183,334	$4.45	2,530,000	$4.70

The fair values of the stock options granted have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. The 200,000 stock options issued on June 30, 2018 vest 1/3 on June 30, 2019, 1/3 on June 30, 2020 and 1/3 on June 30, 2021. The 40,000 stock options issued on June 30, 2018 vest 1/2 on June 30, 2019 and 1/2 on June 30, 2020. The 100,000 stock options issued on February 6, 2017 vested 1/3 immediately and 1/3 vested on February 6, 2018 and the remaining 1/3 vest on February 6, 2019. The 1,010,000 stock options issued on December 22, 2017 vest 1/3 on December 22, 2018, 1/3 on December 22, 2019, and 1/3 on December 22, 2020.

Page | 29

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

	December 31,	December 31,
	2018	2017
Exercise price	$3.30	$3.48 - $5.86
Expected volatility	30.78%	31.03% - 31.14%
Expected option life	5 years	5 years
Contractual option life	5 years	5 years
Expected forfeiture	none	none
Expected dividend yield	0%	0%
Risk-free interest rate	2.06%	1.11% - 1.82%

During the year ended December 31, 2017, 355,000 stock options were exercised for proceeds of $1,577. The aggregate market price of the common shares on the exercise dates was $2,316.

The following tables reflect the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at December 31, 2018. The Black-Scholes values are measured at the grant date.

At December 31, 2018
	Black-Scholes	Number of	Number of	Exercise
Expiry Date	Value	Options	Exercisable Options	Price
February 13, 2019	206	150,000	150,000	5.29
April 13, 2020	1,242	785,000	785,000	4.66
October 14, 2020	133	100,000	100,000	4.21
December 10, 2020	614	545,000	545,000	3.57
June 30, 2021	120	100,000	100,000	6.35
November 3, 2021	214	100,000	100,000	6.96
February 5, 2022	171	100,000	66,667	5.86
December 21, 2022	1,075	1,010,000	336,667	3.48
June 30, 2023	203	200,000	-	3.30
June 30, 2023	41	40,000	-	3.30
	$4,019	3,130,000	2,183,334	$4.17

The weighted average remaining contractual life of the options outstanding at December 31, 2018 is 2.63 years (2017 – 2.85 years).

Subsequent to the year ended December 31, 2018, 150,000 stock options, with an exercise price of $5.29, expired.

The restricted and deferred share unit plans are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. Under the RSU and DSU plan, RSUs vest according to the terms set out in the award agreement which are determined on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors. These awards are accounted for as equity settled RSUs.

The fair value of each RSU issued is determined at the closing share price on the grant date.

Page | 30

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The following table shows the RSU awards which have been granted and settled during the year:

	December 31, 2018		December 31, 2017
RSU	Number of units	Weighted average value	Number of units	Weighted average value
Balance at beginning of year	488,665	$4.88	320,000	$6.48
Awards and payouts during the period (net):
RSUs awarded	-	-	265,000	3.52
RSUs settled and common shares issued*	(111,668)	4.33	(79,668)	6.45
RSUs forfeited	(8,000)	6.49	(16,667)	6.49
Balance at end of the year	368,997	$5.01	488,665	$4.88

*As at December 31, 2018, 106,668 RSUs at a weighted average value of $6.49 have vested and have not yet been settled.

As at December 31, 2018, no DSU awards have been granted.

The share-based payments recognized as an expense for the years ended December 31, 2018 and 2017 are as follows:

	Year ended	Year ended
	December 31, 2018	December 31, 2017
Expense recognized in the year for share-based payments	$1,685	$1,582

The share-based payment expense for the years ended December 31, 2018 and 2017 is included in selling, general and administrative expenses.

iv.	(Loss) earnings per share

The following table sets forth the computation of basic and diluted (loss) earnings per share:

	Year ended	Year ended
	December 31, 2018	December 31, 2017
Numerator
Net (loss) income for the year	$(18,934)	$17,152

Denominator
For basic - weighted average number of shares outstanding	195,968,588	160,189,858
Effect of dilutive securities	-	834,496
For diluted - adjusted weighted average number of shares outstanding	195,968,588	161,024,354

(Loss) Earnings Per Share
Basic	$(0.10)	$0.11
Diluted	$(0.10)	$0.11

For the year ended December 31, 2018, 3,130,000 stock options and 368,997 RSUs were not included in the calculation of diluted loss per share since to include them would be anti-dilutive (2017 – 2,805,504 stock options).

Page | 31

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

13.	Selling, general and administrative expenses

	Year ended	Year ended
	December 31, 2018	December 31, 2017
Selling and marketing	$6,607	$6,493
General and administrative:
Consulting fees and payroll	2,297	3,238
Share-based payment expense	1,685	1,582
Depreciation	21	19
Office and administration	879	870
Professional fees	1,579	2,161
Promotion and investor relations	264	162
Director fees	328	325
Transfer agent and regulatory fees	536	390
Travel	243	353
	$14,439	$15,593

14.	Derivative assets and liabilities

(a)	Derivative Assets

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives and are outlined below. The Company may redeem the secured notes:

•	during each of the two twelve-month periods commencing on December 11, 2017, in an amount not to exceed 10% of the aggregate principal amount of the secured notes at a redemption price equal to 103% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	at any time and from time to time prior to December 15, 2019 in an aggregate principal amount not to exceed 40% of the aggregate principal amount of the secured notes with the proceeds of one or more qualifying equity offerings, at a redemption price equal to 108% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2019 at a redemption price equal to 104% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2020 at a redemption price equal to 102% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption; and
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

As at December 31, 2018, the fair value of the prepayment option embedded derivative was US$1,226 ($1,670 Canadian dollar equivalent) (2017 – US$766 or $963 Canadian dollar equivalent), and has been presented as a derivative asset on the consolidated balance sheet. The Company recorded a gain of approximately $406 for the year ended December 31, 2018 (2017 - $971), which is recorded in derivative gains.

Page | 32

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(b)	Derivative Liabilities

The Company entered into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar sales proceeds and the Company would not have sufficient Canadian dollar funds to contribute to the operations of the GK Mine.

These derivatives have been classified as “non-hedge derivatives”. Changes in fair value of the foreign currency forward strip contracts are recognized in net income or loss as gains or losses on derivatives.

Foreign Currency Forward Contracts

On December 19, 2018, the Company executed foreign currency forward contracts to buy Canadian dollars and sell U.S. dollars for the period from January 31, 2019 to July 2, 2019 for notional amounts of US$25,000 or $33,500 with a weighted average price of $1.34/US$1. As at December 31, 2017, the Company did not have any foreign currency forward contracts outstanding.

The table below provides a summary of currency contracts outstanding as at December 31, 2018.

Period of Currency Contracts	Notional Amount (CAD)	Weighted Average Price (USD)	Notional Amount (USD)
January 31, 2019 to July 2, 2019	$33,500	$1.34	$25,000
Total	$33,500	$1.34	$25,000

The following table presents amounts recognized in the Consolidated Statement of Comprehensive (Loss) Income for the year ended December 31, 2018 and 2017:

	Year ended	Year ended
	December 31, 2018	December 31, 2017
Gain on derivative contracts - interest rate swap contracts	$-	$2,207
Loss on derivative contracts - currency contracts	(653)	-
Gain on prepayment option embedded derivative	406	971
Total	$(247)	$3,178

Subsequent to the year ended December 31, 2018, the Company executed foreign currency forward contracts to buy Canadian dollars and sell U.S. dollars for the period from April 9, 2019 to October 9, 2019 for notional amounts of US$15,000 or $20,093 with a weighted average price of $1.3395/US$1.

15.	Financial instruments

Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Page | 33

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount					Fair value
December 31, 2018	Assets at amortized cost	Fair value through profit and loss	Fair value through other comprehensive income	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$-	$1,670	$-	$-	$1,670	$-	$1,670	$-	$1,670
	$-	$1,670	$-	$-	$1,670
Financial assets not measured at fair value
Cash	$30,708	$-	$-	$-	$30,708	30,708	-	-	30,708
Amounts receivable	2,478	-	-	-	2,478	2,478	-	-	2,478
	$33,186	$-	$-	$-	$33,186
Financial liabilities measures at fair value
Derivative liabilities	$-	$653	$-	$-	$653	-	653	-	653
	$-	$653	$-	$-	$653
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$-	$-	$-	$48,295	$48,295	48,295	-	-	48,295
Secured notes payable	-	-	-	408,144	408,144	425,860	-	-	425,860
	$-	$-	$-	$456,439	$456,439

	Carrying amount					Fair value
December 31, 2017	Assets at amortized cost	Fair value through profit and loss	Fair value through other comprehensive income	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$-	$963	$-	$-	$963	$-	$963	$-	$963
	$-	$963	$-	$-	$963
Financial assets not measured at fair value
Cash	$43,129	$-	$-	$-	$43,129	43,129	-	-	43,129
Amounts receivable	2,679	-	-	-	2,679	2,679	-	-	2,679
	$45,808	$-	$-	$-	$45,808
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$-	$-	$-	$34,615	$34,615	34,615	-	-	34,615
Secured notes payable	-	-	-	396,509	396,509	412,976		-	412,976
	$-	$-	$-	$431,124	$431,124

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible. The financial assets relate to the embedded derivative assets, which are prepayment options on the secured notes payable (Note 10).

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

The fair value of the secured notes payable is determined using market quoted prices.

Financial instruments risks

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Page | 34

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s exposure to credit risk is for its amounts receivable of which all of the outstanding amounts of $2,478 and $2,679 as at December 31, 2018 and 2017, respectively, were collected.

On December 31, 2018 and 2017, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash and restricted cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $1,247 (2017 - $2,068).

The Company’s current policy is to hold excess cash in bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company's approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company expects that it will be able to meet its obligations as they come due from the positive cash flows of ongoing operations. Also, the Company entered into an undrawn US$50 million first lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. In order for the RCF to remain available, certain financial covenants must be met (Note 10). Being able to maintain positive cash flows from operations and the ability to comply with the RCF covenants, and/or maintain sufficient liquidity, is dependent upon many factors including, but not limited to, diamond prices, exchange rates, operating costs and levels of production. Adverse changes in one or more of these factors negatively impact the Company’s ability to comply with the covenants and/or maintain sufficient liquidity.

As at December 31, 2018, the Company has an obligation for US$309.9 million or $422.3 million Canadian dollar equivalent (2017 – US$330 million or $414.8 Canadian dollar equivalent) from the secured notes payable. The notes are secured by a second-priority lien on substantially all of the assets which includes the 49% participating rights to the GK Mine, as mentioned in Note 1 and Note 8. The parties under the RCF are granted first priority, if amounts become drawn. Failure to meet the obligations of the secured notes payable as they come due may lead to the sale of the 49% participating interest in the GK Mine.

Page | 35

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$231	$471	$473	$79	$1,254
Gahcho Kué Diamond Mine commitments	1,578	-	-	-	1,578
Gahcho Kué Diamond Mine operating lease obligations	798	806	190	-	1,794
Revolving credit facility stand by charges	843	808	-	-	1,651
Notes payable - Principal	-	-	422,262	-	422,262
Notes payable - Interest	34,250	68,594	34,250	-	137,094
Forward Exchange Contracts:
(Inflows)	(33,500)	-	-	-	(33,500)
Outflows	34,060	-	-	-	34,060
	$38,260	$70,679	$457,175	$79	$566,193

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

(i)	Interest rate risk

The Company does not have significant exposure to interest rate risk at December 31, 2018 and 2017, since the secured notes payable does not have a variable interest rate. At December 31, 2018, the total secured notes payable was US$309.9 million (2017 – US$330 million).

(ii)	Foreign currency

The Company is exposed to market risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of the ongoing operational costs of the GK Mine are in Canadian dollars, and are funded through operating cash flows. The Company’s operating cash flows include the sale of its 49% share of the GK Mine diamonds produced in U.S. dollars.

As at December 31, 2018 and 2017, the Company had cash, accounts payable and accrued liabilities, derivative assets, derivative liabilities, financing costs payable and the secured notes payable that are in U.S. dollars. The Canadian dollar equivalent is as follows:

	December 31,	December 31,
	2018	2017
Cash	$16,837	$25,509
Derivative assets	1,670	963
Accounts payable and accrued liabilities	(2,248)	(3,783)
Derivative liabilities	(653)	-
Secured notes payable	(422,262)	(414,843)
Total	$(406,656)	$(392,154)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at December 31, 2018 and 2017 would have resulted in an increase or decrease to net income for the year of approximately $40.7 million and $39.2 million, respectively.

Page | 36

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

16.	RELATED PARTIES

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Bottin and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. During the year ended December 31, 2018, Dermot Desmond and Bottin transferred all owned shares of the Company to Vertigol. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. Kennady Diamonds Inc. (“Kennady Diamonds”) was also a related party since the Company and Kennady Diamonds had a common member of key management, until the date of acquisition on April 13, 2018. International Investment and Underwriting Unlimited (“IIU”) is also a related party since it is ultimately beneficially owned by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Vertigol, IIU, the Operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company for reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

Between 2014 and 2016, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at December 31, 2018, the Company’s share of the letters of credit issued were $23.4 million (December 31, 2017 - $23.4 million).

The balances as at December 31, 2018 and 2017 were as follows:

	December 31,	December 31,
	2018	2017
Payable De Beers Canada Inc. as the operator of the GK Mine*	$1,430	$523
Payable to De Beers Canada Inc. for interest on letters of credit	352	339
Receivable from De Beers Canada Inc. for sunk cost overpayment	-	21
Payable to International Investment and Underwriting	-	32
Payable to key management personnel	57	178

*included in accounts payable and accrued liabilities

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The transactions for the years ended December 31, 2018 and 2017 were as follows:

	Year ended	Year ended
	December 31, 2018	December 31, 2017
The total of the transactions:
Kennady Diamonds	$30	$90
International Investment and Underwriting	99	82
Remuneration to key management personnel	2,917	3,828
Sunk cost repayment to De Beers Canada Inc.	-	49,063
Diamonds sold to De Beers Canada Inc.	2,028	8,791
Diamonds purchased from De Beers Canada Inc.	29,774	19,470
Finance costs incurred from De Beers Canada Inc.	705	339
Assets purchased from De Beers Canada Inc.	-	324
Management fee charged by the Operator of the GK Mine	4,153	4,153

The remuneration expense of directors and other members of key management personnel for the years ended December 31, 2018 and 2017 were as follows:

	Year ended	Year ended
	December 31, 2018	December 31, 2017
Consulting fees, payroll, director fees, bonus and other short-term benefits	$1,643	$2,707
Share-based payments	1,324	1,171
	$2,967	$3,878

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

17.	INCOME TAXES

Rate Reconciliation

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2017 – 26.5%):

	December 31, 2018	December 31, 2017

(Loss) income before income taxes	$(14,816)	$17,152
	26.5%	26.5%
Tax expense calculated using statutory rates	(3,926)	4,545
Expenses not deductible (earnings not taxable)	4,656	(3,491)
Change in tax benefits not recognized	(934)	(1,054)
Current and deferred mining taxes	4,322	-
Income tax expenses	$4,118	$-
Current income tax expense*	$1,148	$-
Deferred tax expense	$2,970	$-

*In the current income tax expense, $574 has been paid in the year ended December 31, 2018, with the remaining $574 still outstanding, and presented as income taxes payable.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Components of deferred tax assets and liabilities

	December 31, 2018	December 31, 2017
Deferred tax liabilities
Inventory	$(4,993)	$(4,724)
Property, plant & equipment	(25,275)	(31,606)
Derivative assets	(443)	(255)
Deferred tax asset
Non-capital loss carryforwards	27,537	36,585
	$(3,174)	$-

Unrecognized deferred tax assets

Deductible temporary differences for which deferred tax assets have not been recognized are attributable to the following:

	December 31, 2018	December 31, 2017
Property, plant and equipment	$4,693	$-
Decommissioning and restoration liability	57,929	29,200
Capital losses	3,200	3,420
Non-capital losses, expiring 2034 to 2038	34,247	95,730
Share issuance cost	1,250	3,150
Secured notes payable	36,995	2,439
	$138,314	$133,939

The Company also has deductible temporary differences of $6,669 (2017 -$34,580) related to the Northwest Territories mining royalty that are not recognized in these financial statements.

18.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of debt, share capital, share-based payments reserve, and net of deficit. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties and ongoing operations (Note 1). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The declaration and payment of dividends on the Company’s common shares and the amount thereof are at the discretion of the Board of Directors, which takes into account the Company’s financial results, capital requirements, available cash flow, future prospects of the Company’s business and other factors considered relevant from time to time. There is a restrictive covenant on the Company’s ability to pay potential future dividends, which relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. The amount of the dividend, is limited to a maximum dollar threshold which is calculated at an opening basket of US$10 million, plus 50% of the historical consolidated net income reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment.

Management reviews its capital management approach on an ongoing basis.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The Company’s capital is summarized as follows:

	December 31,	December 31,
	2018	2017
Secured notes payable	$408,144	$396,509
Share capital	629,796	475,624
Share-based payments reserve	6,750	5,549
Deficit	(173,765)	(146,431)
	$870,925	$731,251

19.	SEGMENTED REPORTING

The reportable operating segments are those operations for which operating results are reviewed by the Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of total consolidated revenue, earnings or losses or assets are reportable segments.

As a result of the asset acquisition of Kennady Diamonds Inc. (formerly KDI.V on the TSX Venture exchange), which included all mineral rights of the KNP, the Company now owns multiple diamond projects in the North West Territories, Canada. The GK Mine is a diamond mine in operations, while the KNP resource continues to be developed through exploration and evaluation programs.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Consolidated Financial Statements
As at December 31, 2018 and 2017 and
For the Years Ended December 31, 2018 and 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

As at and for the year ended December 31, 2018

	GK Mine	KNP*	Total

Sales	$310,969	$-	$310,969
Cost of sales:
Production costs	117,908	-	117,908
Cost of acquired diamonds	32,611	-	32,611
Depreciation and depletion	79,419	-	79,419

Earnings from mine operations	81,031	-	81,031
Exploration and evaluation expenses	3,511	4,693	8,204
Selling, general and administrative expenses	14,391	48	14,439

Operating income (loss)	63,129	(4,741)	58,388
Net finance (expenses) income	(40,567)	3	(40,564)
Derivative losses	(247)	-	(247)
Foreign exchange losses	(32,473)	(1)	(32,474)
Other income	81	-	81

Net loss before taxes	$(10,077)	$(4,739)	$(14,816)

Total assets	$810,901	$168,976	$979,877
Total liabilities	$515,246	$516	$515,762

*From the date of acquisition April 13, 2018 (Note 6)

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Management’s Discussion and Analysis

For the Year Ended December 31, 2018

TSX: MPVD NASDAQ: MPVD

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

This Management’s Discussion and Analysis (“MD&A”) as of March 20, 2019 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto as at December 31, 2018 and for the years ended December 31, 2018 and 2017. The following MD&A has been approved by the Board of Directors.

The audited consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise noted.

The disclosure in this MD&A of scientific and technical information regarding exploration projects on Mountain Province’s mineral properties has been reviewed and approved by Tom McCandless, Ph.D., P.Geo., while that regarding mine development and operations has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

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Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

HIGHLIGHTS

•	Earnings from mine operations for the years ended December 31, 2018 and 2017 amounted to $81,031 and $52,133, respectively.

•	Net (loss) income for the years ended December 31, 2018 and 2017 were ($18,934) and $17,152 respectively, or ($0.10) loss per share and $0.11 earnings per share (basic and diluted), respectively. Adjusted EBITDA for those periods were $139,157 and $103,376, respectively (Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section).

•	Cash at December 31, 2018 was $30,708 with net working capital of $87,194; US$50,000 revolving credit facility remains undrawn. Cash at December 31, 2017 was $43,129 with a net working capital of $96,830, and the US$50,000 revolving credit facility was undrawn.

•	During the year ended December 31, 2018, the Company repurchased $26,366 (US$20,060) of outstanding secured notes payable.

•	In the year ended December 31, 2018, the Company declared and paid a dividend of $0.04 per common share totaling $8,400.

•	The Company concluded three sales in the fourth quarter of 2018 totaling 823,000 carats and recognized revenue of $70,477 at an average realized value of $86 per carat (US$65). Revenue for the year ended December 31, 2018 totaled $310,969 at an average realized value of $96 per carat (US$74). Revenue was primarily realized through ten sales conducted by the Company through its diamond broker based in Antwerp, Belgium, with the balance realized through direct sales to De Beers Canada Inc. (“De Beers”) in instances where production split bids for fancies and specials were won by De Beers.

•	Mining of waste and ore in the 5034 and Hearne open pits for the year ended December 31, 2018 was approximately 28.2 million tonnes and 13.2 million tonnes, respectively, for a total of 41.4 million tonnes with 11.4 million tonnes mined in the fourth quarter. Ore mined for the year totalled 2,908,000 tonnes, with approximately 554,000 tonnes of ore stockpile available at quarter end on a 100% basis of the GK mine of which MPV holds 49%.

•	For the year ended December 31, 2018, the GK Mine treated approximately 3,194,000 tonnes of ore and recovered approximately 6,937,000 carats on a 100% basis for an average recovered grade of approximately 2.17 carats per tonne (“cpt”). This recovered grade is approximately 4% above the original budget for the year ended December 31, 2018. For the three months ended December 31, 2018, the GK Mine treated approximately 751,000 tonnes of ore and recovered approximately 1,546,000 carats on a 100% basis for an average recovered grade of approximately 2.06 cpt. The Company’s 49% attributable share of diamond production for the three months ended December 31, 2018 was approximately 758,000 carats and 3,399,000 carats for the year ended December 31, 2018.

•	Rough diamond market prices in 2018 remained firm for the white gem categories contributing the majority of Gahcho Kué’s production value. Market demand for lower value articles remains weak and is influencing prevailing price levels for these goods.

•	Customer participation at the Company’s 2018 sales increased over 2017. The Company’s product offering in 2018 included a large number of fancies and specials, which generated considerable market interest and competition. In the fifth sale of 2018, the Company sold an exceptional 95 carat white gem stone which was the highest value individual diamond recovered to date from Gahcho Kué mine.

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•	Despite widely reported decreases in demand for smaller, lower quality and brown diamonds during H2 2018, Mountain Province’s sales platform achieved 100% sell through of all rough diamonds presented for sale in 2018.

•	Cash costs of production, including capitalized stripping costs, for the three-month period and year ended December 31, 2018 were $126 and $101 per tonne respectively, and $61 and $47 per carat recovered, respectively (cash costs of production per tonne and per carat are not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section). The reason the average cost increase was due to the focused sampling in the fourth quarter. The Company also faced the challenge of learning the effects of Hearne ore going through the plant, which involved the higher use of consumables. These costs are generally in line with expectations, with the exception of slightly higher than expected mobile maintenance costs, and road and air freight costs. This was necessary due to a series of equipment failures, where the equipment was under warranty, and the Company agreed to fly up spare parts to reduce risk.

•	On April 13, 2018, the Company successfully completed the acquisition of Kennady Diamonds Inc. (“Kennady”), pursuant to which the Company acquired all of the common shares of Kennady. The transaction adds diamondiferous bodies, which contain indicated resources of 13.62 million carats and inferred resources of 5.02 million carats. It also adds 67,164 hectares of highly prospective and 100% held exploration ground strategically surrounding the GK Mine.

The following table summarizes key operating highlights for the three months and years ended December 31, 2018 and 2017.

		Three months ended	Three months ended	Year ended	Year ended
		December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	671	839	2,908	3,513
*Waste tonnes mined	kilo tonnes	10,695	7,825	38,536	29,523
*Total tonnes mined	kilo tonnes	11,366	8,664	41,444	33,036
*Ore in stockpile	kilo tonnes	554	840	554	840

Processing
*Ore tonnes processed	kilo tonnes	751	693	3,194	2,775
*Average plant throughput	tonnes per day	8,168	7,703	8,751	7,603
*Average diamond recovery	carats per tonne	2.06	2.35	2.17	2.14
*Diamonds recovered	000's carats	1,546	1,628	6,937	5,934
Approximate diamonds recovered - Mountain Province	000's carats	758	798	3,399	2,908
Cash costs of production per tonne, net of capitalized stripping **		$92	62	80	71
Cash costs of production per tonne of ore, including capitalized stripping**		$126	62	101	73
Cash costs of production per carat recovered, net of capitalized stripping**		$45	26	37	32
Cash costs of production per carat recovered, including capitalized stripping**		$61	26	47	33

Sales
Approximate diamonds sold - Mountain Province***	000's carats	823	1,006	3,253	2,656
Average diamond sales price per carat	US	$65	$60	$74	$70

* at 100% interest in the GK Mine including ramp-up period in 2017

**See Non-IFRS Measures section

***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange and NASDAQ under the symbol ‘MPVD’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company, through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc., holds a 49% interest in the Gahcho Kué diamond mine (the “GK Mine”), located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers” or the “Operator”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Venture Agreement.

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The Company’s primary assets are its aforementioned 49% interest in the GK Mine and 100% owned Kennady North Project (“KNP”). On April 13, 2018, the Company completed the asset acquisition of Kennady Diamonds Inc. (formerly KDI.V on the TSX Venture exchange), which included 100% of the mineral rights of the Kennady North Project.

The Company’s strategy is to mine and sell its 49% share of rough diamonds at the highest price on the day of the close of the sale. The Company’s long-term view of the rough diamond market remains positive, based on the outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth. The Company also expects to build value through exploration and development of the Kennady North Project which covers properties adjacent to the GK Mine.

During the year ended December 31, 2018, the Company held ten sales in Antwerp. Sales are held ten times per year, approximately every five weeks.

GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The GK Mine is located in the Northwest Territories, approximately 300 kilometers northeast of Yellowknife. The mine covers 10,353 hectares, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator. The Project hosts four primary kimberlite bodies – 5034, Hearne, Tuzo and Tesla. The four main kimberlite bodies are within two kilometers of each other.

The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement. The Company accounts for the mine as a joint operation in accordance with International Financial Reporting Standard 11, Joint Arrangements. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.

Between 2014 and 2016, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at December 31, 2018, the Company’s share of the letters of credit issued were $23.4 million (2017 - $23.4 million).

Gahcho Kué Capital Program

During the GK Mine’s first winter of operations in the last quarter of 2016 and the first quarter of 2017, extreme cold conditions affected the mine’s conveyor systems which resulted in downtime and lowered throughput. In 2017, De Beers and the Company approved a capital project totalling $23 million on a 100% basis to install enclosures on two conveyors as well as to install dust collection systems at the primary crusher and plant feed bin. As of December 31, 2018, the project was complete.

Additional mining equipment purchased in 2018 to support higher anticipated mining rates include three additional Komatsu 830E haul trucks and a PC5500 shovel.

Mining and Processing

For the three months ended December 31, 2018, on a 100% basis, a total of 11.4 million tonnes of waste and ore had been extracted from the 5034 and Hearne open pits, compared to the original fourth quarter plan of approximately 11.3 million (101% of plan). Mining rates have increased as additional equipment has been commissioned. For the year ended December 31, 2018, on a 100% basis a total of 41.4 million tonnes of waste and ore had been extracted from the 5034 and Hearne open pit, compared to an original plan of approximately 43.3 million tonnes (96% of plan).

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For the three months and year ended December 31, 2018, 751,000 tonnes and 3,194,000 tonnes of kimberlite ore were processed (compared to an original plan of 803,000 tonnes and 3,114,000 tonnes, respectively) with 1,546,000 carats and 6,937,000 carats, respectively (100% basis) being recovered at a grade of 2.06 carats per tonne and 2.17 carats per tonne, respectively. The main reason the tonnage was lower than the original plan in the fourth quarter of 2018, was due to focused sampling through the processing plant. Cash costs of production including capitalized stripping were $126 per tonne for the three months ended December 31, 2018 and $101 per tonne for the year ended December 31, 2018. The reduced mining treatment was due to the focused sampling in the fourth quarter, which did cause the average cost to increase. The Company also faced the challenge of learning the effects of Hearne ore going through the plant, which involved the higher use of consumables. These costs are generally in line with expectations, with the exception of slightly higher than expected mobile maintenance costs, and road and air freight costs. This was necessary due to a series of equipment failures, where the equipment was under warranty, and the Company agreed to fly up spare parts to reduce risk.

At December 31, 2018, there was approximately 554,000 tonnes (100% basis) of stockpiled ore. Sufficient ore is available from the stockpile and 5034 and Hearne pits to meet the planned process throughput rates for 2019.

At December 31, 2018, the GK Mine had 591,058 carats on a 100% basis in rough diamond inventory at the GK Mine and at the sorting facility in Yellowknife. The Company had 626,199 carats within its sale preparation channel plus its share of carats at the GK Mine and sorting facility for a total of 835,998 carats in inventory.

Diamond Sales

The Company undertook ten sales of diamonds during the year in Antwerp, Belgium and anticipates holding ten sales in 2019. Although the GK Mine declared commercial production on March 1, 2017, revenues and costs from four out of the ten sales conducted in 2017 had been recorded against the mine construction costs rather than as revenue on the Company’s statement of comprehensive income as those diamonds sold were all recovered prior to the mine declaring commercial production. The majority of the Company’s revenue is derived from its sales on the open market, with the remainder attributed to sales of fancies and specials directly to De Beers on such occasions where De Beers has won the periodic fancies and specials bidding process. The average realized value per carat for the ten sales held in Antwerp, was US$74 per carat.

The following chart summarizes the sales in 2017 and 2018:

*The GK Mine declared commercial production on March 1, 2017. Revenues and costs from four out of the ten sales conducted in 2017 were recorded against the mine construction costs rather than as revenue on the Company’s statement of comprehensive income, as those diamonds sold were all recovered prior to the mine declaring commercial production.

** Although the final sale in this quarter closed on June 22, 2018, the sale of 43,000 carats occurred during the first half of July for IFRS purposes. The amount of revenue recognized for the 43,000 carats was approximately US$8.1 million or $10.7 million.

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The following table summarizes the results for sales in 2018:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Q1	527	$52,358	$99
Q2(1)	1,157	$84,956	$73
Q3	746	$49,067	$66
Q4	823	$53,629	$65
Total	3,253	$240,010	$74

Note: Sales made directly to De Beers are attributed to the closest tender.

(1) Although 1,157,000 carats were sold, in accordance with IFRS only 1,114,000 carats could be recognized as sales proceeds in the quarter. The remaining 43,000 carats were recognized in Q3 2018. The amount of revenue recognized for the 43,000 carats was approximately US$8.1 million or $10.7 million.

The following table summarizes the results of sales in 2017:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Q1(1) &( (2)	522	$37,701	$72
Q2 (3)	371	$33,809	$91
Q3	757	$52,262	$69
Q4	1,006	$60,873	$61
Total	2,656	$184,645	$70

Note: Sales made directly to De Beers are attributed to the closest tender.

(1) Although 522,000 carats were sold, in accordance with IFRS only 416,000 carats were recognized as sales proceeds in the quarter. The remaining 106,000 carats were recognized in Q2 2017.

(2) Sold carats were produced in the period before declaration of commercial production, therefore were recorded against the property, plant and equipment in accordance with IFRS.

(3) Certain sales in this quarter represented the first sale of diamonds produced after the declaration of commercial production on March 1, 2017, therefore have been recorded as revenue on the statement of comprehensive income. Although 222,000 carats were sold, in accordance with IFRS only 215,000 carats could be recognized as sales proceeds in the quarter. The remaining 7,000 carats have been recognized during Q3 2017.

Rough diamond market prices in 2018 remained firm for the white gem categories contributing the majority of Gahcho Kué’s production value. The Company’s product offering in 2018 included a large number of fancies and specials, which generated considerable market interest and competition.

After two successful years of sales, the Gahcho Kué goods are now firmly established in the market and attract regular and sustained interest from customers. The Gahcho Kué orebody and product profile are complex, producing a broad range of white commercial goods together with large, high value special stones, as well as large volumes of small diamonds, and brown diamonds. The Gahcho Kué product also exhibits varying degrees of fluorescence for which the Company has attracted specialist customers who are developing strategies to market this product characteristic.

The Company’s diamond products have a market and an established customer base. With the natural exception of some industrials, the majority of the Company’s diamonds are sold into market segments that cut and polish the rough, with resultant polished destined for the major diamond jewelry markets of the US, India and China.

Given the complexities of the Gahcho Kué rough diamond product profile and the nature of the Joint Venture’s production splitting process, the mix of diamond categories present in an individual sale may differ. Each sale’s results can and may vary.

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2019 Production Outlook

For 2019, the GK Mine operational plan anticipates total ore processing of approximately 3.1 million to 3.2 million tonnes, recovering between 6.6 million and 6.9 million carats (100% basis) and reflecting a recovered grade of between 2.12 cpt and 2.16 cpt.

In addition to the 2019 guidance, the Company also provides a three-year production outlook for the GK Mine from the updated life of mine plan as summarized in the following table:

		2019	2020	2021

Ore tonnes processed	000s	3,100 - 3,200	3,100 - 3,200	3,100 - 3,200
Carats recovered	000s	6,600 - 6,900	6,600 - 6,900	6,800 - 7,100
Cash costs of production per tonne, including capitalized stripping		$110 - 120	110 - 120	110 -120
Cash costs of production per carat, including capitalized stripping		$50 - 54	49 - 53	48 - 52
Sustaining capital expeditures	$000s	20,000	10,000	7,000

Diamond Outlook

Through 2018, global rough diamond demand and market pricing remained firm for the larger, better-quality product segments that contribute the majority Gahcho Kué production value. The major producers reported their 2018 sales declined in carat terms but increased in value compared with 2017.

Overall retail demand for luxury goods was reported to be strong in both the US and China up to Q4 2018. Retailers’ end of year reports indicated holiday season demand for fine jewelry outperformed fashion jewelry. During Q4 2018, demand in China showed signs of softening, coincident with the onset of trade tensions with the US.

During H2 2018, smaller, cheaper rough diamond categories experienced price pressure due to higher than normal levels of polished stocks, the currency issues in India and China, and financing constraints in India. Current market conditions for this product segment are expected to continue into 2019.

The long-term supply fundamentals for cheaper rough diamond categories are more positive with the anticipated closure of older and depleted mines.

Gahcho Kué EXPLORATION

Subsequent to the GK Mine achieving commercial production in early 2017, exploration at the GK Mine began in the second half of 2017 with the implementation of airborne magnetics and electromagnetics over the entire lease area with the goal of identifying targets for adding resources to the GK Mine. A ground gravity survey was also conducted in the region between the Tesla and Tuzo kimberlites and within the Southwest Corridor. In August 2018, a high-resolution aeromagnetic survey with a superconducting quantum interference device (‘SQUID’) was completed. The SQUID survey incorporated a total of 1,630 line kilometers with tie lines at 200 meters spacing and survey lines at 35 meter spacing. Data generated during the surveys are undergoing interpretation with results expected in 2019.

Exploration drilling conducted in 2018 focused on finding kimberlite between the north and south lobes of the Hearne kimberlite, establishing the Southwest Corridor between 5034 and Hearne, confirming the Northeast Extension between 5034 and Tuzo, particularly around the North Pipe kimberlite, and confirming the Curie ground gravity target located between the Tesla and Tuzo kimberlites as kimberlite.

Drilling confirmed that the north and south lobes of the Hearne kimberlite are connected by a kimberlite breccia. The kimberlite breccia is present at 40 metres depth vertically from the surface and extends vertically to at least as deep as 220 metres from surface. A summary of drill results from Hearne is provided below.

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Hearne – 2018 Drilling Results (reported July 11, 2018)

			Intercept (m)[1]			Intercept True	End of Hole
Drill Hole	Azimuth	Inclination	From	To	Length	Thickness (m)[2]	(m)
MPV-18-458C	273	-51	231.34	284.65	53.31	40.90	320
MPV-18-459C	228	-54	-	-	-	-	380
MPV-18-461C	293	-53	-	-	-	-	284
MPV-18-462C	250	-50	54.00	102.78	48.78	27.30	134
MPV-18-464C	297	-53	-	-	-	-	413
MPV-18-466C	280	-50	-	-	-	-	416

1 The intercept for MPV-18-458C is composed of 96% of kimberlite granite breccia with 4% internal granitic dilution. The intercept for MPV-18-462C is composed of 98% of kimberlite granite breccia with 2% internal granitic dilution. Kimberlite granite breccia is defined as having greater than 50% kimberlite present. 2Defined as the horizontal distance between drill hole contacts based on Hearne as a linear shape striking at an average azimuth of 353o and with vertical contacts.

Drill testing of the 5034-Tuzo Corridor initially focused on the zone between the 5034 pipe and the North Pipe, and the zone extending immediately northeast of the North pipe. Drilling has confirmed kimberlitic material between the north lobe of 5034 and the North Pipe, as well as in the corridor extending northeast of the North Pipe towards Tuzo. The kimberlitic material extends vertically from 248 meters to 350 meters depth. A summary of results from the drill programs is provided in the table below.

Northeast Extension (‘NEX’) – Summer 2018 Drilling Results (reported September 17, 2018)

			Intercept[1] (m)			Intercept True	End of Hole
Drill Hole	Azimuth	Inclination	From	To	Length	Thickness[2] (m)	(m)
MPV-18-460C3	137	-49	360.36	394.86	34.50	26.80	452.0
MPV-18-465C4	139	-49	329.00	338.10	9.10	6.80
			355.65	356.00	0.35	ND	401.0
MPV-18-467C	136	-54	389.60	439.90	50.30	32.90	462.2
MPV-18-469C	132	-59	329.75	443.82	114.07	72.50	473.0
MPV-18-470C	302	-57	189.65	189.66	0.01	ND	212.0
MPV-18-473C	117	-66	371.58	383.55	11.97	5.00	629.0
MPV-18-475C	130	-51	304.20	389.00	84.80	59.00	419.0

1Intercepts are not true thicknesses. 2Defined as the horizontal distance between drillhole pierce points, based on the 5024 extnesion as elgongate striking roughly N45E and with vertical contacts. 3The 26.8m intercept for MPV-18-460C includes 13% granite and granite breccia. 4The 6.8m intercept for MPV-18-465C includes 39% kimberlite granite breccia with <50% internal granitic dilution. The intercept for MPV-18-462C is kimberlite granite breccia. Granite breccia is defined as having greater than 50% kimberlite present. ND = Not determined. Drillholes MPV-18-459C, MPV-18-461C, MPV-18-464C, MPV-18-466C and MPV-18-474C did not intersect kimberlite.

At the Curie target kimberlite was encountered at a vertical depth of 18 meters, with the deepest intercept occurring at 119 meters. The Curie kimberlite lies within the proposed open pit mine plan for the Tuzo kimberlite, and midway between Tuzo and the Tesla kimberlite. Drill results for the Curie kimberlite are provided in the table below.

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Curie Kimberlite – Summer 2018 Drilling Results (reported September 17, 2018)

			Intercept[1] (m)			Intercept True	End of Hole
Drill Hole	Azimuth	Inclination	From	To	Length	Thickness[2] (m)	(m)
MPV-18-463C	310	-48	35.98	66.50	30.52	ND2
			93.70	146.40	52.70	ND	195.9
MPV-18-468C	114	-47	159.77	163.25	3.48	ND	251.0
MPV-18-471C	309	-47	25.10	37.60	12.50	ND	37.6
MPV-18-472C	311	-48	33.90	44.60	10.70	ND	257.0

1Intercepts are not true thicknesses. 2The geometry of Curie is not sufficiently known to determine true thicknesses.

The Currie kimberlite is likely a blowout of the Dunn kimberlite sheet, which is located in an area of the northwest wall of the planned Tuzo pit towards the Tesla pipe. The vertical extent of the Curie body remains to be determined.

An 18-hole drill program based on a 50 metre by 50 metre spacing was completed in the Southwest Corridor (including drill results from the 2017 program). Drilling results are summarized in the table below.

Southwest Corridor – 2018 Drilling Results (reported April 10, 2018)

				Intercept (m)[1,2]				Intercept Composition %[1]
Drill Hole ID	Target	Azimuth	Inclination	From	To	Length	Intercept True Thickness (m)[3,8]	Kimberlite[4]	Kimberlite Granite Breccia[5]	Granite Kimberlite Breccia[6]	Internal Granitic Waste[7]	End of Hole (m)
MPV-17-435C	5034 South West Corridor / South Pipe	300	-54	76.65	120.08	43.43	25.40	64%	8%	0%	28%	126
MPV-17-436C	5034 South West Corridor / South Pipe	311	-54	107.00	130.23	23.23	13.80	44%	44%	0%	12%	164
MPV-17-437C	5034 South West Corridor / South Pipe	329	-54	151.80	199.70	47.90	26.40	31%	60%	0%	9%	230
MPV-17-438C	5034 South West Corridor / South Pipe	285	-50	151.60	157.00	5.40	3.10	0%	100%	0%	0%	191
MPV-17-439C	5034 South West Corridor / South Pipe	305	-60	157.00	164.50	7.50	3.50	0%	100%	0%	0%	224
MPV-17-440C	5034 South West Corridor / South Pipe	327	-50	211.27	229.40	18.13	11.60	7%	82%	8%	3%	284
MPV-18-441C	5034 South West Corridor / South Pipe	309	-58	196.20	197.76	1.56	0.80	100%	0%	0%	0%	283
MPV-18-442C	5034 South West Corridor / South Pipe	330	-51	229.87	253.15	23.28	14.40	5%	0%	95%	0%	284
MPV-18-443C	5034 South West Corridor / South Pipe	130	-49	62.69	89.60	26.91	18.10	0%	100%	0%	0%	122
MPV-18-444C	5034 South West Corridor / South Pipe	268	-46	16.30	50.40	34.10	19.30	99%	1%	0%	0%	89
MPV-18-445C	5034 South West Corridor / South Pipe	300	-46	37.75	56.83	19.08	13.20	100%	0%	0%	0%	100
MPV-18-446C	5034 South West Corridor / South Pipe	244	-46	73.57	119.18	45.61	20.00	9%	34%	57%	0%	185
MPV-18-447C	5034 South West Corridor / South Pipe	25	-53	31.38	199.49	168.11	N/A	61%	23%	11%	6%	230
MPV-18-448C	5034 South West Corridor / South Pipe	319	-61	109.90	110.34	0.44	0.20	100%	0%	0%	0%	143
MPV-18-449C	5034 South West Corridor / South Pipe	293	-54	129.80	131.10	1.30	0.80	100%	0%	0%	0%	170
MPV-18-450C	5034 South West Corridor / South Pipe	16	-53	26.10	57.00	30.90	N/A	0%	100%	0%	0%	146
MPV-18-450C	5035 South West Corridor / South Pipe	16	-53	78.23	146.00	67.77	N/A	69%	7%	22%	2%	146
MPV-18-452C	5034 South West Corridor / South Pipe	275	-46	51.00	51.50	0.50	0.30	100%	0%	0%	0%	92
MPV-18-454C	5034 South West Corridor / South Pipe	335	-50			0.00	0.00	0%	0%	0%	0%	380

1 Intercept is composed of Kimberlite, Kimberlite Granite Breccia, Granite Kimberlite Breccia, and Internal Granitic Dilution; 2 Not true thickness; 3 Estimated true thickness; 4 Hypabyssal Kimberlite; 5 Kimberlite > 50%; 6 Kimberlite < 50%; 7 Consists of Granite and Granite Breccia; 8 Holes MPV-18-447C and MPV-18-450C are drilled on strike and therefore cannot be used determine true thickness.

Upon completion of the drill program, select intervals of SWC core were processed for microdiamond recovery by caustic fusion at the SRC (Saskatoon, SK), an ISO/IEC 17025 accredited laboratory for caustic fusion analyses. A total of 3,289 diamonds with dimensions greater than a 0.075mm square mesh screen were recovered from 535 kilograms of kimberlite. A focused mining sample of SWC kimberlite that was accessed from the 5034 pit was processed through the Gahcho Kué Dense Media Separation facility, generating a total of 19,567 carats (+1 DTC) in a total of 18,881 tonnes.

Page | 10

ACQUISITION OF KENNADY DIAMONDS INC.

On January 29, 2018, the Company announced a definitive arrangement agreement pursuant to which the Company would acquire all of the issued and outstanding shares of Kennady Diamonds Inc. (“Kennady”) by way of a court-approved plan of arrangement (the “Transaction”). Under the terms of the Transaction, Kennady shareholders would receive 0.975 of a Mountain Province common share for each Kennady common share of Kennady. During the three-month period ended March 31, 2018, the Company obtained 3,000,000 Kennady shares, by way of a private placement. On April 9, 2018, approval of the Transaction was obtained from both Mountain Province and Kennady shareholders. On April 11, 2018, final approval of the Ontario Superior Court of Justice for the proposed transaction took place. On April 13, 2018, after all conditions precedent were satisfied, the Transaction was closed and Kennady became a wholly owned subsidiary of the Company. Kennady shareholders received 49,737,307 shares of Mountain Province for 51,012,599 shares of Kennady. The transaction was valued based on the share price of the Company on April 13, 2018.

Until April 13, 2018, the 3,000,000 shares of Kennady obtained were held as equity securities. During the year ended December 31, 2018, the Company recognized a realized gain of $1,334, net of income taxes, related to the fair value adjustment of its equity securities. All equity securities owned by the Company are reclassified as FVTOCI, with fair value gains, net of income taxes, of $1,334 recorded in other comprehensive income for the year ended December 31, 2018.

The acquisition of Kennady Diamonds Inc. is considered an asset acquisition, and not a business combination in accordance with IFRS 3. The following table summarizes the fair value of the consideration transferred to the Kennady shareholders and the final estimates of the fair values of identified assets acquired and liabilities assumed. The purchase price allocation and the net assets acquired were as follows:

Purchase price:
Common shares issued	$153,688
Purchase of equity securities prior to April 13, 2018	9,038
Company transaction costs	4,247
Total	$166,973

Net assets acquired:
Assets
Cash	$54
Amounts receivable	641
Prepaid expenses	119
Reclamation deposit	250
Property, plant and equipment	168,609
Liabilities
Accounts payable and accrued liabilities	(2,527)
Decommissioning and restoration liability	(173)
Total	$166,973

The Kennady North property covers a portion of the southeastern Slave Geological Province, an Archean terrane ranging in age from 4.03 Ga to 2.55 Ga. The area consists of granodiorite, high-grade gneiss and migmatite, along with volcanic and sedimentary supracrustal rocks typical of many greenstone belts in the Slave Province. The kimberlite bodies in the Kennady Lake/Gahcho Kué area were emplaced between 531-542Ma during the Cambrian Period. Erosional processes since emplacement may have been significant, stripping the kimberlites almost to their root zones but still preserving the hypabyssal and diatreme facies. The Kennady North property hosts five known kimberlites to date; Kelvin, Faraday 2, Faraday 1-3, MZ, and Doyle. The following map shows the location of the Kennady North property relative to the GK Mine, and the holdings consist of 22 federal leases and 58 claims covering an area of 67,164 hectares.

Page | 11

KENNADY NORTH PROJECT EXPLORATION

Exploration at Kennady North commenced in the early 1990’s and resulted in the discovery of the diamond-bearing Kelvin, Faraday, MZ and Doyle kimberlite occurrences. Kennady Diamonds recovered significant diamonds between 2014 and 2017. The diamond package from the Kelvin and Faraday kimberlites, using the size-frequency distribution curves, indicated that these kimberlites may be of comparable grade to the 5034 and Hearne kimberlites at the GK Mine.

A 2018 exploration program which was completed in May 2018 had three objectives: delineation drilling at Faraday 2, geotechnical drilling adjacent to Faraday 2 and Faraday 1-3, and drill testing of exploration targets within the Kelvin-Faraday Corridor. A total of 38 drill holes were completed for a program total of 6,826 metres. All of the drilling results were reported in a Kennady Diamonds news release on May 23, 2018.

Drilling at Faraday 2 kimberlite focused on the northwest extension, which extends the Faraday 2 kimberlite by over 150 metres. Geologic units in the inferred near-surface resource extend into the northwest extension and the completed drilling will enable the full projection of Faraday 2 to advance to an inferred level of confidence. Drilling results for Faraday 2 are summarized in the following table.

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Faraday 2 – Winter 2018 Geotechnical and Delineation Drill Program

				Intercept[1] (m)			End of
Drill Hole	Drill Hole Purpose	Azimuth	Inclination	From	To	Intercept	Hole (m)
KDI-18-010	Geotech/Delineation	220	-65	270.91	322.70	51.79	346
KDI-18-011	Delineation	040	-65	280.74	313.26	32.52	350
KDI-18-012a	Delineation/Exploration	000	-90	254.33	270.52	15.182	334
				279.68	292.94	11.372	334
				297.36	298.34	0.452	334
				304.00	305.45	0.512	334
KDI-18-012b	Delineation/Exploration	305	-80	-	-	-	317
KDI-18-010	Geotech/Delineation	038	-66	258.69	288.97	28.052	319

1Intercepts are not true thicknesses. 2Includes minor country rock intercepts.

Drill core from the Faraday 2 delineation and geotechnical program reported above and the drilling conducted in 2017 was shipped to SRC (Saskatoon, SK) for caustic fusion recovery of microdiamonds. SRC has conducted all of the caustic fusion and dense media separation analyses since the KNP was initiated in 2012. SRC is an ISO/IEC 17025 accredited laboratory for caustic fusion analyses.

The samples weighed a combined total of 2.101 tonnes and generated 9,218 diamonds larger than a 0.106 mm square mesh screen. A sample grade of 4.9 carats per tonne for 267 stones greater than 0.85mm in size is similar to sample grades from previous microdiamond test results of Faraday 2. The microdiamond results will be used to increase the inferred resource at Faraday 2. This work is being conducted by SRK (Vancouver, BC) and will be completed in Q1 of 2019. Results for the microdiamond test of the Faraday 2 extension are shown in the table below.

Faraday 2 – Winter 2018 Microdiamond Results

	Number and Weights of Diamonds according to Sieve Size Fraction (mm)
Sample Weight (Dry Tonnes)	+0.106 -0.150	+0.150 -0.212	+0.212 -0.300	+0.300 -0.425	+0.425 -0.600	+0.600 -0.850	+0.850 -1.180	+1.180 -1.700	+1.700 -2.360	+2.360 -3.350	+3.350 -4.750	Total Diamonds	Total Carats (+0.850mm)
2.101	3645	2197	1441	908	481	279	146	90	19	8	4	9218	10.4

One drillhole was completed at Faraday 1-3 was designed to test the geotechnical characteristics of country rock for the purposes of open pit mine design and was not expected to intersect kimberlite. Results are summarised in the table below.

Faraday 1-3 – Winter 2018 Geotechnical Drilling Results

				Intercept (m)			End of
Drill Hole	Drill Hole Purpose	Azimuth	Inclination	From	To	Intercept	Hole (m)
KDI-18-017	Geotechnical	320	-45	-	-	-	189

In addition to the geotechnical, delineation and exploration drilling, associated geotechnical surveys, ground water sampling and other required test work was also successfully completed in the winter program. The combined work is expected to help advance the Faraday kimberlites from a scoping-level to a pre-feasibility level of confidence in terms of geotechnical analysis.

Page | 13

Three geophysically-defined grassroots exploration targets located in close proximity to the Faraday kimberlites were also drill-tested. All of the seven drill holes intersected kimberlite, consisting of kimberlite sheet complexes with the largest intercept being 5.4 metres of coherent kimberlite. Drill results for the grassroots exploration targets are summarized in the table below.

Grassroots Exploration – Winter 2018 Drilling Results

				Intercept[1] (m)				End of
Drill Hole	Geophysical Target	Azimuth	Inclination	From	To	Intercept		Hole (m)
KDI-18-014a	Target #18-01	000	-90	34.53	35.55	1.02		165
				46.20	46.31	0.11		165
KDI-18-014b	Target #18-01	017	-45	89.33	89.54	0.21		199
				91.15	93.64	2.49		199
				95.18	95.47	0.29		199
				96.89	98.09	1.20		199
KDI-18-015	Target #18-01	283	-45	78.87	79.18	0.31		199
				91.66	97.30	5.41	[2]	199
KDI-18-16a	Target #18-02	000	-90	64.48	66.49	2.01		119
				75.18	76.91	0.932		119
KDI-18-16b	Target #18-02	220	-65	61.03	61.31	0.28		131
				62.00	65.37	2.29	[2]	131
KDI-18-16c	Target #18-02	220	-45	66.89	68.98	1.68	[2]	122
				79.51	82.65	3.14		122
KDI-18-018a	Target#18-03	340	-90	128.00	133.00	5.00		179

1Intercepts are not true thicknesses. 2Includes minor country rock intercepts.

In each case, the geophysical targets were explained by intervals of highly altered and fractured country rock associated with kimberlite sheets. Similarly fractured and altered country rock is associated with both the Kelvin and the Faraday kimberlites. These latest results will be utilized in conjunction with other exploration data to prioritize remaining geophysical targets for future drill testing.

A brief program was also conducted in summer 2018, including a geotechnical drillhole completed at Faraday 2 and continued collection of baseline environmental data. The drillhole at Faraday 2 targeted an area with limited geotechnical data in the country rock adjacent to the kimberlite, but also passed through the kimberlite itself. Results for the single geotechnical drillhole are provided in the table below.

Faraday 2 – Summer 2018 Geotechnical Drilling Results

				Intercept[1] (m)			End of
Drill Hole	Drill Hole Purpose	Azimuth	Inclination	From	To	Intercept	Hole (m)
KDI-18-027	Geotechnical	90	-50	128.62	176.52	47.90	229

1Intercepts are not true thicknesses.

The Kelvin, Faraday 2 and Faraday 3 geological model domains have been adopted as the resource domains for the estimation of Mineral Resources. The volumes of these domains were combined with estimates of bulk density to derive tonnage estimates. Bulk sampling programs using large diameter RC drilling were conducted to obtain grade and value information. Microdiamond data from drill core were used to forecast grades for the different kimberlite lithologies. Details of the modeling are available in the 2016 Technical Report and the 2017 Technical Report.

The work outlined in these reports has defined a total Indicated Mineral Resource for the Kelvin kimberlite of 8.5 million tonnes at an average grade of 1.6 carats per tonne and an overall average diamond value of US$63 per carat. An Inferred Mineral Resource has been determined for portions of Faraday 2 and 1-3, totaling 3.27 million tonnes at an average grade of 1.54 cpt and an average diamond value of US$98 per carat. Both estimates are on the basis of a 1mm bottom cut-off. Details are provided in the table below.

Page | 14

Mineral Resource Estimates for the Kelvin and Faraday Kimberlites (as of December 2017)

Resource	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)
Kelvin	Indicated	8.50	13.62	1.60
Faraday 2 and Faraday 1-3	Inferred	3.27	5.02	1.54

(1) Mineral Resources are reported at a bottom cut-off of 1.0 mm. Incidental diamonds are not incorporated in grade calculations.

(2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Relevant parameters for two minor domains of the Faraday 2 and for all of the Faraday 1 kimberlite are not sufficiently well-constrained by available data to define Mineral Resources. These deposits are defined as Target for Further Exploration (TFFE) with estimates of the potential ranges of volume, tonnes and grade (where possible) provided in the table below.

Target for Further Exploration for the Faraday Kimberlites (as of December 2017)

	Volume (Mm3)		Tonnes (Mt)		Grade (cpt)
Resource	Low	High	Low	High	Low	High
Faraday 1-3	0.20	0.50	0.60	1.20	1.50	3.70
Faraday 2	0.01	0.02	0.01	0.04	-	-

(1) The estimate of a TFFE is conceptual in nature as there has been insufficient exploration to define a Mineral Reserve and it is uncertain if future exploration will result in the estimate being delineated as a Mineral Reserve.

In the latter half of 2018, exploration at Kennady North focused on compiling all in-house data in order to identify and prioritize kimberlite targets. This included the acquisition of historical data from GGL Resources (‘GGL data’) that cover the area of interest of the Kennady North Project. This acquisition in the form of a perpetual lease of the GGL data was completed in December 2019 for a one-time cash payment of CAD$30,000. The historic and GGL data have been incorporated into a user-friendly GIS platform that also includes an updated interpretation of the surficial geology. The updated interpretation combines new field mapping and sampling with a recent LIDAR survey of the project area to generate a till sample ranking scheme. The ranking scheme was then combined with geophysical and till sampling results to generate target areas for follow-up sampling and drilling. Some of these target areas will be the focus of exploration in 2019.

Page | 15

Results of operations

The Company, as discussed above, held ten sales of diamonds during the year ended December 31, 2018.

SELECTED ANNUAL INFORMATION

	December 31	December 31	December 31
Expressed in thousands of Canadian dollars	2018	2017	2016
	$	$	$
Sales	310,969	170,108	-
Earnings from mine operations	81,031	52,133	-
Operating income (loss)	58,388	36,068	(6,277)
Net (loss) income for the year	(18,934)	17,152	4,798
Basic and diluted (loss) earnings per share	(0.10)	0.11	0.03
Cash flow provided by (used in) operating activities	135,903	42,651	(17,907)
Cash flow provided by (used in) investing activities	(79,673)	41,177	(205,568)
Cash flow provided by (used in) financing activities	(68,137)	(48,693)	221,103
Balance Sheet
Total assets	979,877	795,066	783,761
Total non-current financial liabilities	466,240	425,709	416,979
Total cash dividends declared per common share	0.04	-	-

In the year ended December 31, 2018, diamond sales related to 3,253,000 carats sold for $310,969 (US$240,010) compared to 1,986,000 carats sold for $170,108 (US$134,253) for the same period in 2017. The first four sales of 2017 were not recognized as sales on the statement of comprehensive (loss) income due to the transition to commercial production in the period. During 2016, no diamond sales took place, as the company was not yet in commercial production, and the GK Mine was still under development. Earnings from mine operations, and operating income (loss) have followed the same pattern, as a result of the timing of commercial production. Net income (loss), is affected by unrealized foreign exchange gains (losses) from period to period on US$ denominated debt. The Company has reported strong cash flows provided by operating activities in 2018, as compared to 2017 and 2016. Cash flows from investing activities mainly represent the capital expenditure and development costs spent on the GK Mine, with 2017 being the outlier, as revenue earned prior to the declaration of commercial production was captured in investing activities, net of additions to property, plant and equipment. Cash flows used in financing activities have been a direct result of interest charges, and repurchases related to the secured notes payable, and the previous Loan Facility which existed prior to the secured notes payable financing which closed on December 11, 2017. As a result of positive operating income, and the acquisition of Kennady Diamonds Inc. during 2018, total assets have grown significantly year over year.

In the year ended December 31, 2018, the Company declared and paid its inaugural dividend of $0.04 per common share totaling $8,400. In 2017 and 2016, the Company did not pay a dividend.

Summary of full year 2018 Financial Results

Year ended December 31, 2018 compared to the year ended December 31, 2017, expressed in thousands of Canadian dollars.

For the year ended December 31, 2018, the Company recorded a net loss of $18,934 or $0.10 loss per share compared to $17,152 net income or $0.11 earnings per share for the same period in 2017. A significant difference was earnings from mine operations of $81,031 in the year ended December 31, 2018, compared to $52,133 for the same period in 2017. The main reason for the significant increase in net loss for the year ended December 31, 2018 was the $32,474 foreign exchange loss, compared to $30,035 foreign exchange gain for the same period in 2017. These foreign exchange gains and losses primarily comprise unrealized amounts from the translation of the US dollar denominated balance sheet items, the majority of which is the secured notes payable, with an unrealized loss in 2018 of $32,058 (2017: unrealized gain of $9,014). An additional reason for the significant increase in the net loss is due to the $8,204 exploration and evaluation expenses compared to only $472 for the same period in 2017. The significant increase in exploration and evaluation expenses is both due to a ramped-up program on the GK Mine properties, and due to the exploration at KNP.

Page | 16

Earnings from mine operations

Earnings from mine operations for the year ended December 31, 2018 were $81,031, compared to $52,133 for the same period in 2017. For the year ended December 31, 2018, diamond sales related to 3,253,000 carats were $310,969 (US$240,010), or approximately $96 per carat sold, compared to 1,986,000 carats for $170,108 (US$134,253), or approximately $86 per carat sold, for the same period in 2017. Production costs (net of capitalized stripping costs) related to diamonds sold for the year ended December 31, 2018 were $117,908; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the year ended December 31, 2018 were $79,419; and the cost of acquired diamonds for the year ended December 31, 2018 was $32,611, which had been previously paid to De Beers when winning the periodic fancies and specials bids. The total production cost per carat was approximately $71 per carat sold. Resultant earnings from mine operations were $81,031. Production costs (net of capitalized stripping costs) related to diamonds sold for the year ended December 31, 2017 were $64,420; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the year ended December 31, 2017 were $44,615; and the cost of acquired diamonds for the year ended December 31, 2017 was $8,940, which had been previously paid to De Beers when winning the periodic fancies and specials bids. The total production cost per carat was approximately $59 per carat sold. Resultant earnings from mine operations were $52,133.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2018 were $14,439 compared to $15,593 for the same period in 2017. The decrease in selling, general and administrative costs can partially be attributed to the decrease in consulting fees and payroll, as 2017 contained costs for the transition in executive leadership, and the associated costs of severance and transition. Also, the decrease can partially be attributed to the decrease in professional fees, given that 2017 had additional technical professional fees associated with the completion of the GK Mine, and additional ongoing legal fees associated with the previous Loan Facility. All other selling, general and administrative costs were consistent between 2018 and 2017. The significant expenses included in these amounts for the year ended December 31, 2018 were $6,607 relating to selling and marketing, $2,297 related to consulting fees and payroll, $1,579 related to professional fees, and $1,685 relating to share-based payment expense. The significant expenses included in these amounts for the year ended December 31, 2017 were $6,493 relating to selling and marketing, $3,238 related to consulting fees and payroll, $2,161 related to professional fees, and $1,582 relating to share-based payment expense.

Exploration and evaluation expenses

Exploration and evaluation expenses for the year ended December 31, 2018, were $8,204, compared to $472 for the same period in 2017. Exploration and evaluation expenses have grown significantly in the period due to the acquisition of Kennady Diamonds Inc., which was effective April 13, 2018, and the exploration on the properties of the GK Mine have ramped up with the goal of identifying targets for adding potential resources. Kennady Diamonds Inc. owns the rights to the Kennady North Project, which continue to be further developed through continuous exploration and evaluation drill programs. As mentioned above, a program was also conducted in summer 2018, including a geotechnical drillhole completed at Faraday 2 and continued collection of baseline environmental data for the project as a whole. At the GK Mine the exploration and evaluation expenses were comprised of airborne magnetics and electromagnetics, and a ground gravity survey conducted in the region between the Tesla and Tuzo kimberlites and within the Southwest Corridor. Of the $8,204 total exploration and evaluation expenses incurred in the year ended December 31, 2018, $3,511 related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $4,693 related to those spent on the KNP. All $472 spent in the year ended December 31, 2017, related to the exploration and evaluation expenses of the GK Mine.

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Net finance expenses

Net finance expenses for the year ended December 31, 2018 were $40,564 compared to $52,219 for the same period in 2017. Included in these amounts for the year ended December 2018 were $40,489 relating to finance costs, $657 relating to accretion expense on decommissioning liability and $582 relating to interest income. Included in these amounts for the year ended December 2017 were $52,738 relating to finance costs, $562 relating to accretion expense on decommissioning liability and $1,081 relating to interest income. Finance costs have decreased for the year ended December 31, 2018 compared to 2017 mainly due to the non-recurring non-cash expense for deferred financing costs of $15,533 written off upon termination of the Loan Facility, and approximately $1 million of non-recurring costs associated with the setup of the RCF in December 2017. All finance expenses in 2018 were recurring interest expenses and other financing costs on the secured notes payable. The increase in accretion expense on decommissioning liability is due to a higher decommissioning liability balance. Interest income in 2018 decreased, mainly due to a lower average cash balance held throughout the year.

Foreign exchange (losses) gains

Foreign exchange (losses) gains for the year ended December 31, 2018 were ($32,474) compared to $30,035 for the same period in 2017. The foreign exchange losses for the year ended December 31, 2018 was a result of the Canadian dollar weakening relative to the U.S. dollar and the translation of the secured notes payable, net of U.S. dollar cash balances, to Canadian dollar at the spot rate at the period end. The majority of the foreign exchange losses for the year ended December 31, 2018 relates to the $32,637 unrealized losses associated with the translation of the U.S. dollar based secured notes payable, which is not closely tied to operational metrics. At December 31, 2018, the spot exchange rate was $1.3624/US$1 compared to $1.2571/US$1 at December 31, 2017. At December 31, 2017, the spot exchange rate was $1.2571/US$1 compared to $1.3427/US$1 at December 31, 2016. The foreign exchange gains for the year ended December 31, 2017 was a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the Loan Facility and secured notes payable, net of U.S. dollar cash balances, to Canadian dollar at the spot rate at the period end.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
Expressed in thousands of Canadian dollars
		Three months ended
	December 31	September 30	June 30	March 31
	2018	2018	2018	2018

Earnings and Cash Flow
Number of sales	3	2	3	2
Sales	$70,477	74,852	99,075	66,565
Operating income	$7,144	19,952	11,187	20,105
Net (loss) income for the period	$(30,204)	17,483	(6,280)	67
Basic and diluted (loss) earnings per share	$(0.15)	0.08	(0.03)	0.00
Adjusted EBITDA*	$26,512	37,948	41,062	33,635
Cash flow provided by (used in) operating activities	$41,818	33,319	59,007	1,759
Cash flow provided by (used in) investing activities	$(14,915)	(10,175)	(38,485)	(16,098)
Cash flow provided by (used in) financing activities	$(23,398)	(29,017)	(15,535)	(188)
Balance Sheet
Total assets	$979,877	969,245	974,816	823,966

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

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		Three months ended
	December 31	September 30	June 30	March 31
	2017	2017	2017	2017**

Earnings and Cash Flow
Number of sales	3	2	3	2
Sales	$77,242	65,218	27,648	-
Operating income (loss)	$11,176	20,657	7,663	(3,428)
Net (loss) income for the period	$(15,927)	27,669	7,554	(2,144)
Basic and diluted (loss) earnings per share	$(0.10)	0.17	0.05	(0.01)
Adjusted EBITDA*	$54,937	37,570	13,159	(3,792)
Cash flow provided by (used in) operating activities	$36,389	49,238	(15,737)	(27,239)
Cash flow provided by (used in) investing activities	$54,079	(38,715)	18,217	7,596
Cash flow provided by (used in) financing activities	$(62,970)	(7,871)	(8,826)	30,974
Balance Sheet
Total assets	$795,066	884,806	857,320	873,753

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

**Diamonds produced prior to the declaration of commercial production on March 1, 2017 were not recorded as sales and were recorded as pre-production sales as assets under construction, included in property, plant and equipment. Sale 5 in June 2017 was the first sale recorded in the statement of comprehensive income.

During the years ended December 31, 2018 and 2017, the Company took part in ten sales in Antwerp, Belgium. For the three months ended March 31, 2018 and September 30, 2018 there were two sales that took place, while for the three months ended June 30, 2018 and December 31, 2018 there were three sales that took place. This explains, partially, the sales level and operating income quarter by quarter. Typically, quarters with three sales have resulted in higher overall sales and operating income levels. The operating income of $7,144 in the three months ended December 31, 2018 is lower than a typical three sale quarter as a result of product mix and a lower than expected volume of carats sold due to timing in the sales distribution channel. The same sales pattern existed in 2017. The exception above is for the quarter ended September 30, 2018, which although was a two sale quarter, included additional revenue from the last sale in the quarter ended June 30, 2018 due to the time of collection of funds, and the revenue recognition policy of the Company.

summary of Fourth Quarter Financial Results

Three months ended December 31, 2018 compared to the three months ended December 31, 2017, expressed in thousands of Canadian dollars.

For the three months ended December 31, 2018, the Company recorded a net loss of $30,204 or $0.15 loss per share compared to net loss $15,927 or $0.10 loss per share for the same period in 2017. A significant difference was earnings from mine operations of $12,726 in the three months ended December 31, 2018, compared to $16,363 for the same period in 2017. The total net finance expenses for the period were $9,938, compared to $25,939 for the same period in 2017. The most significant impact on the net loss was the foreign exchange loss, for the three months ended December 31, 2018, of $21,008, compared to $2,949 for the same period in 2017. This was largely driven by the Canadian dollar weakening relative to the U.S. dollar and the translation of the secured notes payable, net of U.S. dollar cash balances, to Canadian dollars at the spot rate at the period ended December 31, 2018. Additionally, the Company incurred a derivative loss of $4,297 in the period, due to the decrease in the fair value of embedded derivatives, and forward currency contracts. The derivative gain in the same period in 2017 was $1,763, all attributed to the increase in fair value of the embedded derivative from December 11, 2017 to December 31, 2017. The forward currency contracts did not exist in the previous period.

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Earnings from mine operations

Earnings from mine operations for the three months ended December 31, 2018 were $12,726, compared to $16,363 for the same period in 2017. For the three months ended December 31, 2018, diamond sales related to 823,000 carats were $70,477. The average diamond sales price per carat was approximately US$65, which resulted from a slight decline in overall prices, predominantly in the lower run of mine categories in the diamond market, compared to the first half of the year. Production costs (net of capitalized stripping costs) related to diamonds sold for the three months ended December 31, 2018 were $31,668; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three months ended December 31, 2018 were $19,031; and the cost of acquired diamonds for the three months ended December 31, 2018 were $7,052, which had been previously paid to De Beers when winning the periodic fancies and specials bids. Resultant earnings from mine operations were $12,726. For the three months ended December 31, 2017, diamond sales related to 1,006,000 carats were $77,242. Production costs (net of capitalized stripping costs) related to diamonds sold for the three months ended December 31, 2017 were $34,594; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three months ended December 31, 2017 were $23,028; and the cost of acquired diamonds for the three months ended December 31, 2017 were $3,257.

Selling, general and administrative expenses

Selling, general and administrative expenses for the three months ended December 31, 2018 were $3,920 compared to $4,715 for the same period in 2017. The significant expenses included in these amounts for the three months ended December 31, 2018 $1,935 relating to selling and marketing, $724 related to consulting fees and payroll, and $424 relating to share-based payment expense. The significant expenses included in these amounts for the three months ended December 31, 2017 $1,879 relating to selling and marketing, $1,176 related to consulting fees and payroll, and $293 relating to share-based payment expense. All selling, general and administrative costs have been consistent for both the three months ended December 31, 2018 compared to the same period in 2017, with the exception of consulting fees and payroll. The reduction in consulting fees and payroll was mainly driven by costs for the transition in executive leadership existing in 2017. Also, the review for any potential bonus on the new CEO has been deferred until the first quarter of 2019, which reduced the expense in the three-month period.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three months ended December 31, 2018, were $1,662, compared to $472 for the same period in 2017. Exploration and evaluation expenses have grown significantly in the period due to the acquisition of Kennady Diamonds Inc., which was effective April 13, 2018, and the exploration on the properties of the GK Mine have ramped up with the goal of identifying targets for adding potential resources. Kennady Diamonds Inc. owns the rights to the Kennady North Project, which continue to be further developed through continuous exploration and evaluation drill programs. As mentioned above, a program was also conducted in summer 2018, including a geotechnical drillhole completed at Faraday 2 and continued collection of baseline environmental data for the project as a whole. At the GK Mine the exploration and evaluation expenses were comprised of airborne magnetics and electromagnetics, and a ground gravity survey conducted in the region between the Tesla and Tuzo kimberlites and within the Southwest Corridor. Of the $1,662 total exploration and evaluation expenses incurred in the year ended December 31, 2018, $544 related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $1,118 related to those spent on the KNP. All $472 spent in the three months ended December 31, 2017, related to the exploration and evaluation expenses of the GK Mine.

Net finance expenses

Net finance expenses for the three months ended December 31, 2018 were $9,938 compared to $25,939 for the same period in 2017. Included in the amount for the three months ended December 31, 2018, were $9,994 relating to finance costs, $165 relating to accretion expense on decommissioning liability and $221 relating to interest income. Included in the amount for the three months ended December 31, 2017, were $26,160 relating to finance costs, $141 relating to accretion expense on decommissioning liability and $362 relating to interest income. Finance costs have decreased for the three months ended December 31, 2018 because there was a non-recurring non-cash expense for deferred financing costs of $15,533 written off upon termination of the Loan Facility in December 2017. Also included was approximately $1 million of non-recurring costs associated with the setup of the RCF incurred in December 2017. The increase in accretion expense on decommissioning liability is due to a higher decommissioning liability balance. Interest income in 2018 was lower than the 2017 period due to a lower average cash balance held throughout the period.

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Foreign exchange losses

Foreign exchange losses for the three months ended December 31, 2018 were $21,008 compared to $2,949 for the same period in 2017. The foreign exchange loss for the three months ended December 31, 2018 was a result of the Canadian dollar weakening relative to the U.S. dollar and the translation of the secured notes payable, net of U.S. dollar cash balances, to Canadian dollars at the spot rate at the three months ended December 31, 2018. The same trend existed in the previous year, but on a smaller foreign exchange variance.

INCOME AND MINING TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

The Company’s current tax expenses are associated with mining royalty taxes in the Northwest Territories. There are no other current tax expenses for income tax purposes, as there are significant losses carried forward that are available to offset current taxable income.

FINANCIAL POSITION AND LIQUIDITY

The Company originally funded its share of the construction and commissioning costs of the GK Mine through a combination of equity and a project lending facility (the previous “Loan Facility”). In December 2017, the Company terminated its previous Loan Facility through the issuance of US$330 million in second lien secured notes payable. Concurrent with the closing of the Notes offering, the Company entered into an undrawn US$50 million first lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF has a term of three years.

The RCF is subject to a quarterly commitment fee between 0.9625% and 1.2375%, depending on certain leverage ratio calculations at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum is charged for the number of days the funds are outstanding, based on certain leverage ratio calculations at the time. As at December 31, 2018, the RCF remained undrawn. The RCF is subject to several financial covenants, in order to remain available. The following financial covenants are calculated on a quarterly basis:

•	Total leverage ratio of less than or equal to 4.50:1 calculated as total debt divided by EBITDA, up to and including December 31, 2019; and 4:1, thereafter until the maturity date.
•	A ratio of EBITDA to interest expense no less than 2.25:1; and
•	A tangible net worth that is no less than 75% of the tangible net worth as reflected in the September 30, 2017 financial statements provided to the administrative agent as a condition precedent to closing, plus 50% of the positive net income for each subsequent quarter date.
•	Permitted distributions (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 2.75:1 in 2018, 2.25:1 in 2019, and 1.75:1 in 2020. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement.

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The Company is in compliance with all financial covenants as at December 31, 2018.

The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

Cash flow provided by operating activities, including changes in non-cash working capital for the three months and year ended December 31, 2018, respectively, were $41,818 and $135,903 compared to $36,389 and $42,651 for the same period in 2017. The increase in cash provided for the three months and year ended December 31, 2018 was a result of the earnings from mine operations of $12,726 and $81,031, respectively. Although the net loss for the year ended was $18,934, significant areas which were non-cash expenses included foreign exchange losses of $32,474, depreciation and depletion of $79,441, deferred income taxes of $2,970, and share-based payment expense of $1,685. Also, the comparative three months and year ended December 31, 2017 experienced lower cash inflows, since June 2017 was the first sale which was included in operating activities, as that was when the first diamonds produced post commercial production declaration was included in earnings from mine operations.

Investing activities for the three months and year ended December 31, 2018, respectively, were ($14,915) and ($79,673) compared to $54,079 and $41,177 for the same period in 2017. For the three months and year ended December 31, 2018, the outflow for the purchase of equipment of the GK Mine, acquired KNP assets and other commissioned assets were $76,062 compared to $105,824 for the same period in 2017. Capitalized interest paid for the year ended December 31, 2018 was $nil compared to $5,451 for the same period in 2017. Also, net cash acquired and transaction costs on the acquisition of KNP assets were ($4,193). Cash used for investing activities for the year ended December 31, 2018 included $76,062 in property, plant and equipment, $nil for capitalized interest paid and offset by $582 of interest income. Cash used for investing activities for the year ended December 31, 2017 included $105,824 in property, plant and equipment, $5,451 for capitalized interest paid, offset by $67,493 in pre-production sales, $83,878 in restricted cash and $1,081 of interest income. The most significant reason for the increase in cash outflows compared to the same period in 2017 is the pre-commercial production revenue which was included in 2017. Also, included in the $76,062 and $105,824 for property, plant and equipment was $32,776 and $2,777, respectively, related to deferred stripping costs.

Financing activities for the three months and year ended December 31, 2018, respectively, were ($23,398) and ($68,137) compared to ($62,970) and ($48,693) for the same period in 2017. Cash flows used in financing activities for the three months and year ended December 31, 2018, related to stand-by charges on the RCF, and interest paid on the secured noted payable of $33,371, repurchased of outstanding secured notes of $26,366 (US$20,060) and a dividend payment of $8,400. Under the terms of the secured notes payable, interest payments occur semi-annually, and as such will result in the June and December quarters having significantly higher cash outflows under financing activities. Cash flows from financing activities for the three months and year ended December 31, 2017 related to cash draws of US$25 million or approximately $32.4 million Canadian dollar equivalent from January 1, 2017 to March 1, 2017 from the Loan Facility and the repayment of US$357 million or $458.9 million Canadian dollar equivalent. On December 11, 2017, US$330 million or approximately $424.4 of secured notes payable were issued. Total financing costs in the year ended December 31, 2017 were approximately $48.2 million relating to interest incurred on the Loan Facility and the transaction costs related to the secured notes payable. Proceeds from option exercises were $1,577.

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Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

FINANCIAL INSTRUMENT RISKS

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s exposure to credit risk is for its amounts receivable of which all of the outstanding amounts of $2,478 and $2,679 as at December 31, 2018 and 2017, respectively, were collected.

On December 31, 2018 and 2017, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash and restricted cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $1,247 (2017 - $2,068).

The Company’s current policy is to hold excess cash in bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company's approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company expects that it will be able to meet its obligations as they come due from the positive cash flows of ongoing operations. Also, the Company entered into an undrawn US$50 million first lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. In order for the RCF to remain available, certain financial covenants must be met (Financial statements Note 11). Being able to maintain positive cash flows from operations and the ability to comply with the RCF covenants, and/or maintain sufficient liquidity, is dependent upon many factors including, but not limited to, diamond prices, exchange rates, operating costs and levels of production. Adverse changes in one or more of these factors negatively impact the Company’s ability to comply with the covenants and/or maintain sufficient liquidity.

As at December 31, 2018, the Company has an obligation for US$309.9 million or $422.3 million Canadian dollar equivalent (2017 – US$330 million or $414.8 Canadian dollar equivalent) from the secured notes payable. The notes are secured by a second-priority lien on substantially all of the assets which includes the 49% participating rights to the GK Mine, as mentioned in Note 1 and Note 8. The parties under the RCF are granted first priority, if amounts become drawn. Failure to meet the obligations of the secured notes payable as they come due may lead to the sale of the 49% participating interest in the GK Mine.

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

(i)       Interest rate risk

The Company does not have significant exposure to interest rate risk at December 31, 2018 and 2017, since the secured notes payable does not have a variable interest rate. At December 31, 2018, the total secured notes payable was US$309.9 million (2017 – US$330 million).

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(ii)          Foreign currency

The Company is exposed to market risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of the ongoing operational costs of the GK Mine are in Canadian dollars, and are funded through operating cash flows. The Company’s operating cash flows include the sale of its 49% share of the GK Mine diamonds produced in U.S. dollars.

As at December 31, 2018 and 2017, the Company had cash, accounts payable and accrued liabilities, derivative assets, derivative liabilities, financing costs payable and the secured notes payable that are in U.S. dollars. The Canadian dollar equivalent is as follows:

	December 31,	December 31,
	2018	2017
Cash	$16,837	$25,509
Derivative assets	1,670	963
Accounts payable and accrued liabilities	(2,248)	(3,783)
Derivative liabilities	(653)	-
Secured notes payable	(422,262)	(414,843)
Total	$(406,656)	$(392,154)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at December 31, 2018 and 2017 would have resulted in an increase or decrease to net income for the year of approximately $40.7 million and $39.2 million, respectively.

SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN THE CURRENT YEAR

Significant accounting policies adopted in the current year are disclosed in Note 3 of the financial statements.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Significant accounting judgments, estimates and assumptions are disclosed in Note 4 of the financial statements.

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

Standards and amendments to existing standards are disclosed in Note 3 (xv) of the financial statements

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RELATED PARTY TRANSACTIONS

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Bottin and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. During the year ended December 31, 2018, Dermot Desmond and Bottin transferred all owned shares of the Company to Vertigol. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. Kennady Diamonds Inc. (“Kennady Diamonds”) was also a related party since the Company and Kennady Diamonds had a common member of key management, until the date of acquisition on April 13, 2018. International Investment and Underwriting Unlimited (“IIU”) is also a related party since it is ultimately beneficially owned by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Vertigol, IIU, the Operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and pre-production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company for reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

Between 2014 and 2016, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at December 31, 2018, the Company’s share of the letters of credit issued were $23.4 million (December 31, 2017 - $23.4 million).

The balances as at December 31, 2018 and 2017 were as follows:

	December 31,	December 31,
	2018	2017
Payable De Beers Canada Inc. as the operator of the GK Mine*	$1,430	$523
Payable to De Beers Canada Inc. for interest on letters of credit	352	339
Receivable from De Beers Canada Inc. for sunk cost overpayment	-	21
Payable to International Investment and Underwriting	-	32
Payable to key management personnel	57	178

*included in accounts payable and accrued liabilities

The transactions for the years ended December 31, 2018 and 2017 were as follows:

	Year ended	Year ended
	December 31, 2018	December 31, 2017
The total of the transactions:
Kennady Diamonds	$30	$90
International Investment and Underwriting	99	82
Remuneration to key management personnel	2,917	3,828
Sunk cost repayment to De Beers Canada Inc.	-	49,063
Diamonds sold to De Beers Canada Inc.	2,028	8,791
Diamonds purchased from De Beers Canada Inc.	29,774	19,470
Finance costs incurred from De Beers Canada Inc.	705	339
Assets purchased from De Beers Canada Inc.	-	324
Management fee charged by the Operator of the GK Mine	4,153	4,153

The remuneration expense of directors and other members of key management personnel for the years ended December 31, 2018 and 2017 were as follows:

	Year ended	Year ended
	December 31, 2018	December 31, 2017
Consulting fees, payroll, director fees, bonus and other short-term benefits	$1,643	$2,707
Share-based payments	1,324	1,171
	$2,967	$3,878

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

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CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$231	$471	$473	$79	$1,254
Gahcho Kué Diamond Mine commitments	1,578	-	-	-	1,578
Gahcho Kué Diamond Mine operating lease obligations	798	806	190	-	1,794
Revolving credit facility stand by charges	843	808	-	-	1,651
Notes payable - Principal	-	-	422,262	-	422,262
Notes payable - Interest	34,250	68,594	34,250	-	137,094
Forward Exchange Contracts:
(Inflows)	(33,500)	-	-	-	(33,500)
Outflows	34,060	-	-	-	34,060
	$38,260	$70,679	$457,175	$79	$566,193

Subsequent event

Subsequent to the year ended December 31, 2018, the Company executed foreign currency forward contracts to buy Canadian dollars and sell U.S. dollars for the period from April 9, 2019 to October 9, 2019 for notional amounts of US$15,000 or $20,093 with a weighted average price of $1.3395/US$1.

NON-IFRS MEASURES

The MD&A refers to the terms “Cash costs of production per tonne of ore processed” and “Cash costs of production per carat recovered”, both including and net of capitalized stripping costs and “Adjusted Earnings Before Interest, Taxes Depreciation and Amortization (Adjusted EBITDA)”. Each of these is a non-IFRS performance measure and is referenced in order to provide investors with information about the measures used by management to monitor performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.

Cash costs of production per tonne of ore processed and cash costs of production per carat recovered are used by management to analyze the actual cash costs associated with processing the ore, and for each recovered carat. Differences from production costs reported within cost of sales are attributed to the amount of production cost included in ore stockpile and rough diamond inventories.

Adjusted EBITDA is used by management to analyze the operational cash flows of the Company, as compared to the net income for accounting purposes. It is also a measure which is defined in the secured notes payable documents. Adjusted EBITDA margin is used by management to analyze the operational margin % on cash flows of the Company.

The following table provides a reconciliation of the Adjusted EBITDA and Adjusted EBITDA margin with the net (loss) income on the consolidated statements of comprehensive (loss) income:

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Net (loss) income for the period	$(30,204)	$(15,927)	$(18,934)	$17,152
Add/deduct:
Non-cash depreciation and depletion	19,031	23,028	79,419	44,615
Share-based payment expense	424	293	1,685	1,582
Net finance expenses	9,938	25,939	40,564	52,219
Derivative losses (gains)	4,297	(1,763)	247	(3,178)
Current and deferred income taxes	2,105	-	4,118	-
Unrealized foreign exchange losses (gains)	20,921	23,970	32,058	(9,014)
Adjusted earnings before interest, taxes, depreciation and depletion (Adjusted EBITDA)	$26,512	$55,540	$139,157	$103,376
Sales	70,744	77,242	310,969	170,108
Adjusted EBITDA margin	37%	72%	45%	61%

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The following table provides a reconciliation of the cash costs of production per tonne of ore processed and per carat recovered and the production costs reported within cost of sales on the consolidated statements of comprehensive (loss) income:

		Three months ended	Three months ended	Year ended	Year ended
(in thousands of Canadian dollars, except where otherwise noted)		December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Cost of sales production costs		$31,668	34,594	117,908	64,420
Timing differences due to inventory and other non-cash adjustments		$2,252	(13,509)	7,917	21,824
Cash cost of production of ore processed, net of capitalized stripping		$33,920	21,085	125,825	86,244
Cash costs of production of ore processed, including capitalized stripping		$46,328	21,085	158,601	89,021

Tonnes processed	kilo tonnes	368	340	1,565	1,214
Carats recovered	000's carats	758	798	3,399	2,661

Cash costs of production per tonne of ore, net of capitalized stripping		$92	62	80	71
Cash costs of production per tonne of ore, including capitalized stripping		$126	62	101	73
Cash costs of production per carat recovered, net of capitalized stripping		$45	26	37	32
Cash costs of production per carat recovered, including capitalized stripping		$61	26	47	33

Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of developing and operating mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of developing and operating mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

▪	risk that the production from the mine will not be consistent with the Company’s expectation;
▪	risk that production and operating costs are not within the Company’s estimates;
▪	risk of lack of operating history and new mining operation;
▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
▪	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
▪	the potential for delays in exploration activities or the completion of studies;
▪	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
▪	risks related to foreign exchange fluctuations, prices of diamond, and emergence of lab grown diamonds;
▪	risks related to commodity price fluctuations;
▪	the uncertainty of profitability based upon the Company's lack of operating history;
▪	risks related to failure of its joint venture partner;
▪	risks relating to complying with the covenants in our revolver credit facility;
▪	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
▪	risks related to environmental regulation, permitting and liability;
▪	risks related to legal challenges to operating permits that are approved and/or issued;
▪	political and regulatory risks associated with mining, exploration and development;
▪	the ability to operate the Company’s GK Mine on an economic basis;
▪	aboriginal rights and title;
▪	failure of plant, equipment, processes and transportation services to operate as anticipated;
▪	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

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As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or Projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange and the NASDAQ under the symbol MPVD.

At March 20, 2019, there were 210,109,142 shares issued, 2,980,000 stock options and 362,331 restricted share units outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures and internal control over financial reporting

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) based on the Internal Control – Integrated Framework (2013) developed by COSO (Committee of Sponsoring Organizations of the Treadway Commission).

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002, the CEO and CFO evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting.

DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated, they may not prevent or detect misstatements on a timely basis.

The Corporation’s management, under the supervision of, and with the participation of, the CEO and the CFO, has evaluated its DC&P and ICFR as defined under 52-109 and concluded that, as of December 31, 2018, they were designed effectively to provide reasonable assurance regarding required disclosures and the reliability of financial reporting and the preparation of financial statements for external purposes.

NI 52-109 also requires Canadian public companies to disclose in their MD&A any change in ICFR that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to the internal controls during the year ended December 31, 2018.

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CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be”, “potential” and other similar words, or statements that certain events or conditions “may”, “should” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in this MD&A and in Mountain Province's most recent Annual Information Form filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 (“Guide 7”) promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies pursuant to Guide 7.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by Guide 7 standards in documents filed with the SEC pursuant to Guide 7.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Guide 7 standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with Guide 7.

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